Exhibit 99.1

INTERIM REPORT JANUARY — JUNE 2013

HELPING THE WORLD RUN BETTER

THE BEST-RUN BUSINESSES RUN SAP™

INTERIM REPORT JANUARY — JUNE 2013

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Half-Year Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS (including the interpretations by the International Financial Reporting Interpretations Committee (IFRIC)) both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This interim group report complies with the legal requirements in accordance with the German Securities

Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the interim management report, consolidated interim financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).

This half-year financial report updates our consolidated financial statements 2012, presents significant events and transactions of the second quarter 2013 and the first half of 2013, and updates the forward-looking information contained in our Management Report 2012. Both the 2012 consolidated financial statements and the 2012 Management Report are part of our 2012 Integrated Report which is available at www.sapintegratedreport.de.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This half-year financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our Annual Report for December 31, 2012, (extract from the SAP Integrated Report 2012) and Annual Report on Form 20-F for December 31, 2012, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on June 30, 2013, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

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ECONOMIC CONDITIONS

Global Economic Trends

Figures published by the European Central Bank (ECB) indicate that the world economy picked up speed in the first half of 2013, but that the upswing on the whole remained cautious. While many emerging markets recorded more noticeable growth, the economies of most industrialized countries improved only slightly.

According to ECB, economic growth in the Europe, Middle East, and Africa (EMEA) region remained at a slightly negative level in the first two quarters of the year. This was mainly attributable to declining domestic demand and subdued exports. A moderate improvement was recorded in the Americas region, where a gradual increase in private domestic demand lifted a U.S. economy still suffering from government spending cuts. The Latin American economy continued to recover, but at a moderate pace. The Asia-Pacific-Japan (APJ) region, meanwhile, continued to develop very differently from country to country: Japan’s economy grew only marginally in the first half of the year, whereas the emerging and developing economies of Asia continued to perform very well. China, however, failed to reach its excellent growth rates of recent years.

The IT Market

In its current quarterly report, American market research firm International Data Corporation (IDC) reveals that global IT spending grew faster than the overall economy in the first half of 2013. However, growth slowed down. This was mostly due to developments in the hardware segment, such as declining PC sales and a drop in the prices for hardware. Thanks to significant double-digit growth in the mobile sector, however, the hardware segment was ultimately able to record an overall positive result. In the software segment, cloud and SaaS (Software as a Service) products increasingly outranked traditional software and service offerings when it came to IT spending.

The weak growth of the economy in the EMEA region impacted IT market growth, especially in Western and Southern Europe. The IT market in the Americas region – most notably in the United States – was also weaker than expected due to uncertainty about that country’s future economic and fiscal policy stance. The APJ region fared better than the global average, despite the fact that Japan posted continued weak IT sales as well as its economy as a whole showed weakness. Asia’s emerging and developing economies recorded comparatively higher IT revenues in the second quarter, although China – as well as for its economy as a whole – did not quite reach the same turnover rates as in recent years.

Impact on SAP

Companies are shifting their investments to the cloud and are radically simplifying their IT landscape on in-memory technology. While we are driving this fundamental industry transformation it has also impacted our business. SAP’s single-digit growth performance in software license and cloud subscription revenue was mainly due to the slowdown in our on-premise software revenue. This slowdown resulted from the combination of a challenging macroeconomic environment and the accelerating industry shift to the cloud, which is impacting traditional customer buying patterns. Our regional performance shows how SAP benefits by offering customers a seamless choice of software – on premise or in a public or private cloud with broad industry expertise and a broad ecosystem.

The Americas delivered a strong 18% growth rate in software and cloud subscription revenue. We are driving the transition to the cloud in North America, with cloud contributing more than 25% of our overall software and cloud subscription revenues this quarter. American companies are moving to the cloud faster and much more broadly than companies in other geographies, and we are benefiting from this shift.

We achieved excellent growth in Latin America both in our software and cloud business. While many tech companies saw a slowdown in Brazil, we performend very well in this market, with triple-digit software revenue growth. Clearly, customers are choosing SAP innovations to drive their growth agenda.

EMEA delivered a solid performance, with 3% growth in software and cloud subscription revenue, impressive in light of continued market uncertainty in Europe and a tough year-on-year comparison. We saw continued strong growth in our home market Germany, with high single-digit software revenue growth. We are growing in strong double-digits in Africa and the Middle East.

Our performance in APJ was below our expectations mainly due to continued macroeconomic challenges. This trend is also consistent with what our competitors and partners are experiencing in the market. In China, the GDP slowdown has impacted state-owned enterprise IT spending and our revenues from China were below expectations. Additionally we were impacted by the IT purchasing slowdown in Australia and Japan, two of our largest markets in the APJ region. On a positive note, our leadership changes in India and SE Asia had a strong impact, with strong software revenue growth in these regions.

VISION, MISSION, AND STRATEGY

We did not change our vision, mission, or strategy in the first six months of 2013. For a detailed description, see our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

PORTFOLIO OF SOFTWARE AND SERVICES

In the first half of 2013, we made the following enhancements to our portfolio of software and services. For a detailed description of our complete portfolio, see our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

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Our first half of 2013 was marked by SAPPHIRE NOW in Orlando, our premier business technology event for executives, lines of business, and IT decision makers. Many customers and partners took the stage to share how, together with SAP, they are reinventing their businesses and their industries with in-memory technology, cloud computing, and mobility. Major announcements included innovations for line-of-business cloud applications, our next generation user experience with SAP Fiori, the general availability of SAP Business Suite powered by SAP HANA, details of SAP HANA Enterprise Cloud, and the launch of our newest industry vertical, Sports & Entertainment.

Applications

SAP continued to innovate its leading applications portfolio in the first half of 2013, with particular focus on enabling the SAP Business Suite powered by SAP HANA, and delivering a consumer-grade user experience.

SAP Business Suite powered by SAP HANA, a new option for SAP Business Suite customers, was first introduced in January, and was announced as generally available at SAPPHIRE NOW in May together with the general availability of 21 industry solutions. SAP now provides an integrated family of business applications that captures and analyzes transactional data in real time on a single in-memory platform. SAP Business Suite powered by SAP HANA empowers customers to manage all mission-critical business processes such as planning, execution, reporting, and analysis in real time, by using the same relevant live data.

Customers of our applications for small and midsize enterprises can also benefit from the power of SAP HANA. In early March at CeBIT 2013 in Hanover, Germany, SAP announced SAP Business One, version for SAP HANA, the first business management solution for small and midsize enterprises (SMEs) that is run completely in-memory. The application is a scalable, affordable solution with embedded analytics capabilities and high-volume transactions that empower SMEs to run their businesses in real time.

We also made significant progress in enabling a rich user experience with the launch of two solutions:

•

SAP Fiori is a collection of applications that provide an intuitive user experience. They access SAP software functions, across a variety of devices – desktop, tablet, smartphone. The first release of SAP Fiori includes 25 apps for the most common business functions, such as workflow approvals, information lookups and self-service tasks.

•

SAP Screen Personas provides a simple, drag and drop approach to modify most SAP GUI screens. It enables IT and business users to simplify business application screens quickly and easily without any programming knowledge. SAP Screen Personas improves the end-user productivity, visual appeal, and performance of SAP.

At SAPPHIRE NOW in Orlando, SAP also introduced the SAP for Sports & Entertainment solution portfolio. As SAP’s 25th and newest vertical industry market solution, this portfolio is designed to help the sports and entertainment industry run better – from the fans, athletes, performers and the media to venues, teams, leagues and entertainment companies.

In early June, we announced that we are working with Microsoft to develop real-time incorporation of shop floor information using the SAP Manufacturing Integration and Intelligence (SAP MII) application and Microsoft Office 365, bringing greater manufacturing visibility to the flexible Microsoft Office solutions.

Industry Recognition:

SAP has been positioned by Forrester Research as a Global Power Seller in its “Global Banking Platform Deals in 2012” report. In the evaluation, Forrester recognized 39 new named deals closed by SAP in seven regions, ranking SAP as a top vendor for new banking deals.

SAP has also retained its position as the overall leader in worldwide supply chain management (SCM) according to the recent “Gartner, Market Share Analysis: Supply Chain Management Software, Worldwide, 2012” report.

Analytics

SAP continues to extend its leadership in analytics, enabling business users to turn big data into valuable information through self-service visualizations and predictive analytics. These capabilities help decision-makers quickly identify untapped opportunities and respond to unforeseen risks. At the same time, SAP aims to simplify IT landscapes with our leading enterprise business intelligence suite.

In June, at BI2013 in Amsterdam, SAP announced updates to predictive analytics software that empowers everyone – from sophisticated statisticians to business users – with predictive insight. Now generally available, version 1.0.11 of SAP Predictive Analysis software offers more flexible modeling and performance, which can help users uncover new opportunities from big data in real time. SAP Predictive Analysis includes features to expand predictive model execution to other SAP applications, including SAP Customer Relationship Management and SAP Fraud Management.

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The new version of the predictive analytics software can be combined with SAP Lumira, formerly known as SAP Visual Intelligence software. SAP Lumira enables business users to visualize any amount of data in real time, in a repeatable, self-service way. SAP Lumira Cloud, leveraging SAP HANA, extends SAP Lumira beyond the desktop to the cloud, for simple deployment.

At SAPPHIRE NOW, we introduced the 4.1 version of SAP BusinessObjects BI solutions. This release aims to empower business users with anytime, anywhere access to key insights delivered in context for increased responsiveness, reduced IT costs and workload, and better decision making across the enterprise.

In May, SAP announced a new initiative with Emerging Markets Private Equity Association (EMPEA), a community of more than 300 leading fund managers and institutional investors from nearly 60 countries and representing over US $1 trillion of managed assets. With analytics solutions donated by SAP, EMPEA can now offer both the general public and its members an interactive dashboard that allows investors, private equity fund managers, or governments to look closely at capital flows in emerging markets, identify trends and explore regional details. With better insight, they can make more informed decisions about how, where, and with whom to invest their money.

In February, SAP and the National Basketball Association (NBA) announced the launch of NBA Stats, providing fans with interactive access to official NBA statistics and analyses. Powered by the real-time SAP HANA platform and free to all fans and media, the NBA’s statistical offering will allow users to interact and analyze official league, team, and player statistics in real time through an intuitive, highly visual interface.

In January, we introduced an online analytics dashboard based on SAP HANA that provided National Football League (NFL) fans with insights into the selection of the NFL.com Fantasy Player of the Year for the 2012 season. The dashboard, now live at NFL.com/honors, displays the statistics of the top eight Fantasy Player finalists in a visually rich format.

Industry Recognition:

SAP has been positioned by Gartner as the leader in its “Market Share Analysis: Business Intelligence, Analytics and Performance Management, 2012” report, with a 22.1 percent market share. SAP was also recognized as a leader in the 2013 Gartner Magic Quadrant for Corporate Performance Management (CPM) Suites.

Forrester Research has ranked SAP Predictive Analysis as a leader in its “The Forrester Wave: Big Data Predictive Analytics Solutions, Q1 2013” report.

Cloud

The first half of 2013 brought announcements that further establish SAP’s position in the rapidly-growing cloud market. With over 30 million users in the cloud, SAP has the largest subscriber base in the cloud market.

In early May, SAP announced SAP HANA Enterprise Cloud, a managed cloud offering designed to provide organizations with the ability to deploy SAP HANA and SAP applications powered by SAP HANA quickly and securely via the cloud. SAP HANA Enterprise Cloud speeds up and simplifies deployment of the powerful in-memory database. The option to consume SAP HANA as-a-service means customers can reap the benefits of ‘Big Data’ free of the scalability constraints, the complexity associated with heterogeneous landscapes, and without significant upfront investments in hardware.

One week later, at SAPPHIRE NOW, we announced our unified strategy for SAP’s comprehensive cloud portfolio across four focus areas: People, Customer, Money, and Supplier. SAP’s cloud portfolio combines the proven depth of enterprise solutions and strong line-of-business focus with the speed and simplicity of the cloud. The portfolio includes solutions from SAP companies Ariba and SuccessFactors as well as the SAP Cloud for Customer (formerly SAP Customer OnDemand), SAP Cloud for Financials (formerly SAP Financials OnDemand,), SAP Cloud for Travel (formerly SAP Travel OnDemand), and SAP Business ByDesign solutions. We further announced that the SAP HANA Cloud platform will serve as the foundation for our entire cloud portfolio.

In May, we introduced the new SuccessFactors Onboarding solution. This solution’s capabilities outpace existing solutions in the market today because it has more guidance for hiring managers and richer socialization for new hires.

In January, SAP expanded its SAP PartnerEdge program, allowing us to offer a broader portfolio of SAP cloud solutions through our sales partners.

Industry Recognition:

SuccessFactors, an SAP company, became the first company in the human capital management (HCM) industry to be positioned as a leader in 10 industry analyst reports within the past year. Recognition was garnered based on the company’s comprehensive offerings across the full HCM landscape.

In the cloud-based collaborative commerce market, Ariba, an SAP company, was recognized as a leader for Sourcing and Vendor Management (SVM) tool sets in Forrester Research’s “The Forrester Wave: SVM Tool Set, Q1 2013” report. The citation is based on the firm’s evaluation of Ariba Sourcing, Ariba Contract Management, Ariba Supplier Information and Performance Management, and Ariba Spend Visibility.

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Mobile

SAP delivers new and better ways for customers to securely access data and business processes – from anywhere, at any time.

At SAPPHIRE NOW, we unveiled SAP Mobile Secure, an enterprise mobility management solution portfolio designed to provide customers with enterprise-grade security for devices, apps, and content. This new portfolio optimizes the mobile experience for users of today’s most popular mobile devices.

Also at SAPPHIRE NOW, we announced a partnership with Mocana, one of the fastest-growing global security platform startups, to resell the leading mobile security product Mocana Mobile App Protection (MAP).

In April, we announced a new rapid-deployment solution that simplifies access to analytics on mobile devices, enabling enterprise customers to put real-time insight in the hands of their workers for better, more informed decisions on the go. The SAP Mobile Analytics rapid-deployment solution offers preconfigured software, implementation services, content, and end-user enablement.

Also in April, at the utility customer service conference CS Week in Tampa, Florida, SAP announced the SAP Utilities Customer Engagement mobile app, which offers rich customer service capabilities and allows utility companies to improve relationships with customers while helping to reduce costs.

In February, at the 2013 Mobile World Congress (MWC) in Barcelona, Spain, SAP introduced the SAP Mobile Documents solution designed to meet the demand for simple, highly secure file synchronization and sharing in the enterprise. The new mobile content management solution provides a single point of entry to personal business documents and corporate content via any device.

Also at MWC, SAP announced the launch of the cloud-based SAP Rich Communication Services 365 (SAP RCS 365) mobile service. For mobile subscribers, RCS makes services such as instant messaging, video, and file sharing as simple and intuitive as sending a text message. In addition, it enables mobile operators to create new innovative services, respond to competition in today’s expanding mobile ecosystem, and increase potential revenue per subscriber.

Addressing the growing demand for machine-to-machine (M2M) applications, SAP and Ericsson took advantage of the MWC forum to announce an agreement to jointly market and sell cloud-based M2M solutions and services to enterprises via operators around the globe. The solutions will be based on a combined software-as-a-service (SaaS) offering from SAP and Ericsson, and will provide the infrastructure and business solutions for automatic data transmission between technical devices such as vehicles, freight containers, alarm systems, or vending machines.

Industry Recognition:

SAP has been positioned by Gartner in the leaders’ quadrant of the “Magic Quadrant for Mobile Device Management (MDM)” report. This makes SAP the only Leader recognized by Gartner in both Magic Quadrants related to Enterprise Mobility – Mobile Device Management (MDM) and Mobile Application Development Platforms (MADP).

IT market research advisory firm IDC has again recognized SAP as the market share leader based on 2012 revenue in the mobile enterprise management (MEM) enterprise software market. SAP has been recognized as a leader for the 12th consecutive year in the “Worldwide Mobile Enterprise Management Software 2012 – 2016 Forecast and Analysis and 2012 Vendor Shares” report for its SAP Mobile Secure portfolio.

Database and Technology

SAP innovations in database and technology, in particular SAP HANA, have captured the imagination of customers looking to re-invent their businesses as real-time enterprises. The first half of 2013 brought developments that solidify the place of these innovations at the very core of our portfolio.

At SAPPHIRE NOW 2013, SAP announced three major developments related to SAP HANA:

•

Ecosystem innovation: Working together with a vibrant ecosystem, SAP aims to make it fast and easy for established partners, ISVs and new startups to build, market, and sell a diverse set of applications for customers of all sizes and across all industries.

•

Platform innovation: SAP unveiled a new SAP HANA smart data access technology to help enterprises dynamically derive real-time insights across heterogeneous sources such as Hadoop. New in-memory spatial capabilities in SAP HANA will help businesses uncover richer and meaningful signals from business and geospatial data.

•

Joint initiative with HP: The initiative focuses on SAP HANA, enabling customers to reduce the time required to rapidly transact, analyze, and process large amounts of data within a single server. A test system, built from years of HP server technology innovations and optimized with the in-memory SAP HANA database for SAP Business Suite, was demonstrated for the first time at SAPPHIRE NOW.

In June, SAP Sybase IQ 16 software, a critical component of the SAP Real-Time Data Platform, achieved a Guinness World Record for loading and indexing big data with an audited result of 34.3 terabytes per hour, far surpassing the previous record of 14 terabytes per hour. The SAP Real-Time Data Platform combines SAP HANA with SAP Sybase IQ and other SAP technologies as well as with non-SAP technologies, especially Apache Hadoop.

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In April, SAP announced the availability of the SAP Sybase SQL Anywhere 16 suite, the latest release of data management and synchronization technology. A key element of and satellite server within the SAP Real-Time Data Platform, the suite helps extend business transactions to remote office locations.

Also in April, SAP announced the newest version of SAP Sybase Replication Server, a core component of the SAP Real-Time Data Platform that is designed to provide high-performance, secure and reliable delivery of data across the enterprise.

In late February, at the Strata Conference in California, SAP and Intel announced a technical and business partnership that will help organizations in data-intensive industries become more competitive and agile by leveraging insights across business operations from all their data assets at the pace of business. The two companies plan to build and bring to market a breakthrough Big Data solution for enterprise customers centered on the SAP HANA platform and Intel Distribution for Apache Hadoop software.

Industry Recognition:

On the strength of our advances in database and technology, GRC 20/20, a leading analyst firm, named SAP as one of 12 winners of the 2013 GRC Technology Innovator Awards. SAP was recognized for advancing governance, risk, and compliance (GRC) analytics with SAP HANA Analytics Foundation for SAP solutions for GRC.

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RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 3% to €1,124 million in the first half of 2013, compared to €1,091 million in the corresponding period in 2012.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first half of 2013 was 14.7%, which decreased by 0.4 percentage points compared to the 15.1% recorded for the first half of 2012. On the non-IFRS numbers, the portion of total revenue we spent on R & D in the first half of 2013 was 14.1%, which remained unchanged from the first half of the previous year.

We had 17,374 full-time equivalent (FTE) employees working in research and development teams on June 30, 2013, which remained virtually stable year-on-year (June 30, 2012: 17,331).

ACQUISITIONS

On June 5, 2013, SAP and hybris announced that SAP plans to acquire hybris. The acquisition will enable SAP to deliver the next-generation e-commerce platform based on latest technology, with the choice of on-premise or on-demand deployment. The combination of industry-leading enterprise solutions from SAP with the agile omni-channel commerce solutions of hybris will offer enhanced data access and faster analyses, enabling enterprises to optimize margins and customer loyalty.

Upon completion of the acquisition, which is expected in the third quarter of 2013 and is subject to regulatory approval and other closing conditions, hybris will operate as an independent business unit.

In addition, SAP acquired Ticket-Web, KMS Software Company, Camilion Solutions, and SmartOps in March and April, 2013.

EMPLOYEES

Our vision to help the world run better and improve people’s lives relies on the power of human thinking, innovation, and creativity. For this reason, nothing is more critical to the long-term success of SAP and our customers than our employees. They deliver value to our customers and drive our sustainable growth and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the second quarter of 2013, the employee retention rate was 94% (unchanged from the second quarter of 2012). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the second quarter of 2013, the company employed 19.8% women in management, compared to 19.0% at the end of the second quarter of 2012 and 19.4% at the end of 2012. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

At the end of the first half of 2013, we had 64,937 full-time equivalent (FTE) employees worldwide (June 30, 2012: 60,972; December 31, 2012: 64,422) – an increase of 515 compared to year end 2012.

Our overall employee headcount on June 30, 2013, included 16,683 FTEs based in Germany (June 30, 2012: 16,531), and 13,550 FTEs based in the United States (June 30, 2012: 12,246).

ORGANIZATION

On March 21, 2013, the Supervisory Board of SAP AG approved the proposal of the Executive Board to prepare the conversion of the legal form of SAP AG into a European Company (Societas Europaea, SE).

The Executive Board and the Supervisory Board believe that the planned change of legal form reflects SAP’s position as an internationally-oriented company with European roots. The legal form of European Company takes into account SAP’s European and international business activities. Furthermore, this legal form offers the possibility to optimize both the corporate governance structure and work of the corporate bodies of SAP AG. With the conversion into an SE, the shareholders of SAP AG automatically become shareholders of SAP SE. Shareholders’ rights remain unchanged.

The conversion of legal form requires the approval of the shareholders. This is planned to be secured at the Annual General Meeting of Shareholders in 2014. On June 3, 2013, management invited the employees and appropriate employee representatives in all EU countries and European Economic Area (EEA) countries to elect or nominate their delegates to a Special Negotiating Body (SNB). Once the SNB has been elected, we expect negotiations with the European employees regarding employee involvement in the SE to begin in September 2013 and last six months.

Lars Dalgaard has stepped down from the Executive Board and left the company with effect from June 1, 2013, to join a private equity firm. He will continue to play an active role as an advisor to the SAP Cloud business in the Cloud Governance Board. SAP’s co-CEOs Bill McDermott and Jim Hagemann Snabe will become Executive Board sponsors for all aspects of SAP’s cloud business.

To further accelerate the success in SAP’s cloud business, the company will consolidate its cloud go-to-market under the leadership of Bob Calderoni. Calderoni is president of

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Ariba, an SAP company, and member of the Global Managing Board of SAP AG, and will also continue to lead the Ariba business network activities. He will work closely with Rob Enslin, a fellow member of the Global Managing Board of SAP AG and president of Global Customer Operations responsible for SAP’s worldwide sales and customer operations. The close collaboration between the two SAP managers will ensure a stronger market positioning of SAP’s cloud solutions.

In this context, the responsibilities, especially regarding innovation, have changed. SAP will consolidate all innovation areas under Vishal Sikka, member of the Executive Board of SAP AG. As of June 1, 2013, all SAP On-Premise Delivery, networks (Ariba) and Cloud unit development leaders report directly to Sikka. Additionally, the Executive Board has nominated Bernd Leukert, executive vice president for Application Innovation, to the Global Managing Board of SAP AG with effect from July 1, 2013. In this capacity, Leukert reports directly to Vishal Sikka.

Luisa Deplazes Delgado, member of the Executive Board of SAP AG, Human Resources, and Labor Relations Director, has decided to leave SAP with effect from June 30, 2013 to pursue a responsibility as CEO of another company.

In addition to his role as chief financial officer of SAP AG, Werner Brandt has taken on Executive Board responsibility for Human Resources and became the Labor Relations Director in Germany. In this context, Luka Mucic has become the new head of Finance to support Brandt in his expanded responsibilities. The Executive Board has nominated Mucic to the Global Managing Board of SAP with effect from July 1, 2013.

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ASSETS, FINANCES, AND OPERATING RESULTS

In the sections that follow, our assets, finances, and operating results are discussed in detail.

In the discussion of our assets, finances, and operating results, the financial data presented of 2013 fully contains the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors and Ariba. Comparator amounts contain SuccessFactors numbers on a pro rata basis effective February 21, 2012. Ariba numbers are not included – Ariba was acquired on October 1, 2012.

Performance Against Our Outlook for 2013 (Non-IFRS)

In this section, all discussion of the first halfs’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Operational Targets for 2013 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures — SAP Group 4/1/ to 6/30/2013 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	4/1/ - 6/30/2013	4/1/ - 6/30/2012	Change in %	Change in % (Constant Currency)
Software	982	1,059	–7	–3
Cloud subscriptions and support	183	69	166	171
Software and cloud subscription	1,165	1,127	3	7
Support	2,182	2,014	8	11
Software and software-related service revenue	3,347	3,142	7	10
Total revenue	4,091	3,916	4	8
Operating expense	–2,873	–2,743	5	7
Operating profit	1,219	1,173	4	10
Operating margin in %	29.8	30.0	–0.2pp	0.6pp
Profit after tax	874	831	5	n.a.
Effective tax rate in %	26.8	25.6	1.2pp	n.a.
Earnings per share – basic (in €)	0.73	0.70	4	n.a.
Deferred cloud subscriptions and support revenue (June 30)	361	215	68	n.a.

Actual Performance in the Second Quarter of 2013 (Non-IFRS)

In the second quarter of 2013, software and software-related service revenue (non-IFRS) increased 7% compared with the same period in the previous year to €3,347 million (Q2 2012: €3,142 million). At constant currencies, the increase was 10%.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €183 million (Q2 2012: €69 million), an increase of 166% compared to the same period in 2012. The amounts for 2013 include full cloud subscriptions and cloud support revenue from SuccessFactors and Ariba; comparator amounts contain SuccessFactors numbers only. Deferred cloud subscriptions and support revenue was €361 million on June 30, 2013 (June 30, 2012: €215 million).

Non-IFRS total revenue in the same period was €4,091 million (Q2 2012: €3,916 million), an increase of 4%. On a constant currency basis, the increase was 8%.

Non-IFRS operating profit was €1,219 million (Q2 2012: €1,173 million), an increase of 4% (10% at constant currencies).

Non-IFRS operating margin was 29.8%, a decrease of 0.2 percentage points compared to the prior year (Q2 2012: 30.0%). The decrease was caused by currency effects: At constant currencies, the non-IFRS operating margin was 30.6%, an increase of 0.6 percentage points.

Non-IFRS operating profit and operating margin for the second quarter of 2013 were affected by the acquisition of Ariba, which impacted the operating margin by approximately 40 basis points.

In the second quarter of 2013, non-IFRS profit after tax was €874 million (Q2 2012: €831 million), an increase of 5%. Non-IFRS basic earnings per share was €0.73 (Q2 2012: €0.70), an increase of 4%.

12	INTERIM MANAGEMENT REPORT

The non-IFRS effective tax rate in the second quarter of 2013 was 26.8% (Q2 2012: 25.6%). The year over year increase in the effective tax rate mainly resulted from tax effects on changes in foreign currency exchange rates and from valuation allowances on deferred tax assets which were partly compensated by tax effects relating to changes in the regional allocation of income and by prior year taxes.

INTERIM REPORT JANUARY – JUNE 2013	13

Key Figures — SAP Group 1/1/ to 6/30/2013 (Non-IFRS)

€ millions, unless otherwise stated	1/1/ - 6/30/2013	1/1/ - 6/30/2012	Change in %	Non-IFRS Change in % (Constant Currency)
Software	1,638	1,696	–3	0
Cloud subscriptions and support	350	104	238	243
Software and cloud subscription	1,989	1,799	11	14
Support	4,295	3,968	8	11
Software and software-related service revenue	6,284	5,768	9	12
Total revenue	7,727	7,273	6	9
Operating expense	–5,607	–5,266	6	8
Operating profit	2,120	2,007	6	11
Operating margin in %	27.4	27.6	–0.2pp	0.4pp
Profit after tax	1,563	1,414	11	n.a.
Effective tax rate in %	24.5	26.7	–2.2pp	n.a.
Earnings per share – basic (in €)	1.31	1.19	10	n.a.
Deferred cloud subscriptions and support revenue (June 30)	361	215	68	n.a.

Actual Performance in the First Half of 2013 (Non-IFRS)

In the first half of 2013, software and software-related service revenue (non-IFRS) increased 9% compared with the same period in the previous year to €6,284 million (first half of 2012: €5,768 million). At constant currencies, the increase was 12%.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €350 million (first half of 2012: €104 million), an increase of 238% compared to the same period in 2012. The amounts for 2013 include full cloud subscriptions and cloud support revenue from SuccessFactors and Ariba; comparator amounts contain SuccessFactors numbers on a pro rata basis with effect from February 21, 2012, only.

Non-IFRS total revenue in the same period was €7,727 million (first half of 2012: €7,273 million), an increase of 6%. On a constant currency basis, the increase was 9%.

Non-IFRS operating profit was €2,120 million (first half of 2012: €2,007 million), an increase of 6% (11% at constant currencies).

Non-IFRS operating margin was 27.4%, a decrease of 0.2 percentage points compared to the prior year (first half of 2012: 27.6%). Non-IFRS operating margin was 28.0% at constant currencies, an increase of 0.4 percentage points.

The operating profit and operating margin (non-IFRS) were adversely affected in a like manner by the acquisitions of SuccessFactors and Ariba. The operating margin thus declined by a total of around 60 basis points.

In the first half of 2013, non-IFRS profit after tax was €1,563 million (first half of 2012: €1,414 million), an increase of 11%. Non-IFRS basic earnings per share was €1.31 (first half of 2012: €1.19), an increase of 10%.

The non-IFRS effective tax rate in the first half of 2013 was 24.5% (first half of 2012: 26.7%). The year over year decrease in the effective tax rate mainly resulted from taxes for prior years and from changes in the regional allocation of income which were partly compensated by valuation allowances on deferred tax assets.

Overall, during the first six months, our non-IFRS numbers at actual currencies experienced a negative currency impact compared to what they would have been if translated at the exchange rates from last year: SSRS revenue was impacted by €163 million or –2.6%, while total revenue was impacted by €194 million or –2.5%, which impacted the SSRS and total revenue growth rates by 3 percentage points each. The operating margin was negatively impacted by 60 basis points.

If exchange rates remained unchanged at the June 2013 level for the remainder of the year, our 2013 full-year non-IFRS SSRS revenue and non-IFRS total revenue at actual currencies would both be approximately 4% lower than the respective constant currency numbers, representing a negative impact of approximately 4 percentage points to the SSRS and total revenue growth rates. Our non-IFRS operating margin at actual currencies would be approximately 80 basis points lower than the respective constant currency margin.

SEGMENT INFORMATION

Since the third quarter of 2012, SAP reports under a new segment structure. For information about the changes to our segment reporting and a description of the activities of our new segments, see the Notes to the Interim Financial Statements section, Note (17).

14	INTERIM MANAGEMENT REPORT

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

Key Figures in SAP Segment Reporting in the Second Quarter of 2013

In the second quarter of 2013, revenue in the On-Premise division increased by 1% to €3,858 million (Q2 2012: €3,824 million). Of this, €3,153 million (Q2 2012: €3,070 million) was revenue from the Products segment, representing an increase of 3%. Revenue from the Services segment decreased by 7% to €705 million (Q2 2012: €754 million).

In the second quarter of 2013, segment revenue in the Cloud division achieved €233 million (Q2 2012: €92 million). Of this, €118 million (Q2 2012: €87 million) was revenue from the Cloud Applications segment, €115 million (Q2 2012: €5 million) was revenue from the Ariba segment. For the Ariba segment, the trailing twelve month network spend volume was approximately US$465 billion, an increase of 27% year-over-year.

The annual cloud revenue run rate is already €932 million. The annual revenue run rate is the second quarter 2013 Cloud division revenue multiplied by 4.

Segment profit for the On-Premise division was €1,945 million (Q2 2012: €1,918 million). Of this, €1,789 million (Q2 2012: €1,756 million) was from the Products segment and €156 million (Q2 2012: €163 million) from the Services segment. In the second quarter of 2013, the operating segment margin (ratio of segment profit divided by segment revenue) for the reportable segments was 57% (Q2 2012: 57%) for the Products segment, and 22% (Q2 2012: 22%) for the Services segment. This resulted in an operating margin of 50% (Q2 2012: 50%) for the entire On-Premise division.

Segment profit for the Cloud division was €23 million (Q2 2012: –€19 million). Of this, –€11 million (Q2 2012: –€14 million) was from the Cloud Applications segment due to additional investments in sales and marketing and €34 million (Q2 2012: –€5 million) from the Ariba segment. In the second quarter of 2013, the operating segment margin for the reportable segments was –9% (Q2 2012: –16%) for the Cloud Applications segment, and 30% (Q2 2012: –100%) for the Ariba segment. This resulted in an operating margin of 10% (Q2 2012: –21%) for the entire Cloud division.

Key Figures in SAP Segment Reporting in the First Half of 2013

In the first half of 2013, revenue in the On-Premise division increased by 2% to €7,270 million (first half of 2012: €7,133 million). Of this, €5,909 million (first half of 2012: €5,659 million) was revenue from the Products segment, representing an increase of 4%. Revenue from the Services segment rose by 8% to €1,360 million (first half of 2012: €1,474 million).

In the first half of 2013, segment revenue in the Cloud division achieved €457 million (first half of 2012: €140 million). Of this, €233 million (first half of 2012: €130 million) was revenue from the Cloud Applications segment, €224 million (first half of 2012: €9 million) was revenue from the Ariba segment.

Segment profit for the On-Premise division was €3,545 million (first half of 2012: €3,463 million, including €3,273 million (first half of 2012: €3,163 million) from the Products segment and €273 million (first half of 2012: €300 million) from the Services segment. In the first half of 2013, the operating segment margin for the reportable segments was 55% (first half of 2012: 56%) for the Products segment, and 20% (first half of 2012: 20%) for the Services segment. This resulted in an operating margin of 49% (first half of 2012: 49%) for the entire On-Premise division.

Segment profit for the Cloud division was €51 million (first half of 2012: –€44 million), including –€9 million (first half of 2012: –€33 million) from the Cloud Applications segment and €60 million (first half of 2012: –€10 million) from the Ariba segment. In the first half of 2013, the operating segment margin for the reportable segments was –4% (first half of 2012: –25%) for the Cloud Applications segment, and 27% (first half of 2012: –108%) for the Ariba segment. This resulted in an operating margin of 11% (first half of 2012: –31%) for the entire Cloud division.

INTERIM REPORT JANUARY – JUNE 2013	15

Key Figures SAP Group in the Second Quarter of 2013 (IFRS)

€ millions, unless otherwise stated	4/1/ - 6/30/2013	4/1/ - 6/30/2012	Change	Change in %
Software	982	1,059	–77	–7
Cloud subscriptions and support	159	52	107	206
Software and cloud subscription	1,141	1,110	30	3
Support	2,177	2,013	164	8
Software and software-related service revenue	3,318	3,124	194	6
Total revenue	4,062	3,898	164	4
Operating expense	–3,074	–2,977	–97	3
Operating profit	988	921	68	7
Operating margin in %	24.3	23.6	0.7pp	n.a.
Profit after tax	724	661	64	10
Effective tax rate in %	24.8	23.6	1.2pp	n.a.
Headcount in full-time equivalents (June 30)	64,598	60,972	3,626	6
Days sales outstanding in days (June 30)	62	61	1	2
Earnings per share – basic (in €)	0.61	0.55	0.05	11
Deferred cloud subscriptions and support revenue (June 30)	354	155	199	128

OPERATING RESULTS IN THE SECOND QUARTER (IFRS)

Orders

The total number of On-Premise software deals we closed decreased by 5% from the comparator amount in the second quarter of 2013 to 13,936 (Q2 2012: 14,681). In addition, the average value of On-Premise software orders we received showed a decrease of 13% compared with the previous year. In the second quarter of 2013, 14% (Q2 2012: 26%) of the value of new software orders came from orders whose volume exceeded €5 million, while 51% (Q2 2012: 44%) came from orders worth less than €1 million.

Revenue

In the second quarter of 2013, software revenue was €982 million (Q2 2012: €1,059 million), a decrease of 7% compared to the same period in 2012. Software revenue in the second quarter of 2013 included amounts of €102 million (Q2 2012: €85 million) from SAP HANA.

Our revenue from cloud subscriptions and support was €159 million (Q2 2012: €52 million), an increase of 206% compared to the same period in 2012. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors – Ariba is not included in prior year numbers.

Total revenue was €4,062 million (Q2 2012: €3,898 million), an increase of 4% compared to the same period in 2012.

Operating Expenses

In the second quarter of 2013, our operating expenses increased by 3% to €3,074 million (Q2 2012: €2,977 million).

The increase in operating expenses is mainly due to the increased headcount.

Operating Profit and Margin

In the second quarter of 2013, operating profit increased by 7% compared with the same period in the previous year to €988 million (Q2 2012: €921 million).

Our operating margin increased by 0.7 percentage points to 24.3% (Q2 2012: 23.6%).

Profit After Tax and Earnings per Share

In the second quarter of 2013, profit after tax was €724 million (Q2 2012: €661 million), an increase of 10%. Basic earnings per share was €0.61 (Q2 2012: €0.55), an increase of 11%.

The effective tax rate in the second quarter of 2013 was 24.8% (Q2 2012: 23.6%). The year over year increase in the effective tax rate mainly resulted from tax effects on changes in foreign currency exchange rates and from valuation allowances on deferred tax assets which were partly compensated by tax effects relating to changes in the regional allocation of income and by prior year taxes.

16	INTERIM MANAGEMENT REPORT

Key Figures SAP Group in the First Half of 2013 (IFRS)

€ millions, unless otherwise stated	1/1/ - 6/30/2013	1/1/ - 6/30/2012	Change	Change in %
Software	1,638	1,696	–57	–3
Cloud subscriptions and support	296	81	215	266
Software and cloud subscription	1,935	1,777	158	9
Support	4,286	3,966	319	8
Software and software-related service revenue	6,220	5,743	477	8
Total revenue	7,663	7,248	415	6
Operating expense	–6,029	–5,696	–333	6
Operating profit	1,634	1,551	83	5
Operating margin in %	21.3	21.4	–0.1pp	n.a.
Profit after tax	1,244	1,104	140	13
Effective tax rate in %	21.5	25.0	–3.5pp	n.a.
Earnings per share – basic (in €)	1.04	0.93	0.12	12
Deferred cloud subscriptions and support revenue (June 30)	354	155	199	128

OPERATING RESULTS IN THE FIRST HALF (IFRS)

Orders

The total number of On-Premise software deals we closed decreased by 8% from the comparator amount in the first half of 2013 to 25,923 (first half of 2012: 28,207). In contrast, the average value of On-Premise software orders we received remained stable compared with the previous year. In the first half of 2013, 17% (first half of 2012: 21%) of the value of new software orders came from orders whose volume exceeded €5 million, while 50% (first half of 2012: 49%) came from orders worth less than €1 million.

Revenue

In the first half of 2013, software revenue was €1,638 million (first half of 2012: €1,696 million), a decrease of 3% compared to the same period in 2012. Software revenue in the first half of 2013 included amounts of €188 million (first half of 2012: €113 million) from SAP HANA.

Our revenue from cloud subscriptions and support was €1,935 million (first half of 2012: €1,777 million), an increase of 9% compared to the same period in 2012. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors since its acquisition date (February 21, 2012). Ariba is not included in prior year numbers.

Total revenue was €7,663 million (first half of 2012: €7,248 million), an increase of 6% compared to the same period in 2012.

Operating Expenses

In the first half of 2013, our operating expenses increased by 6% to €6,029 million (first half of 2012: €5,696 million).

The increase in operating expenses is mainly due to the increased headcount.

Operating Profit and Margin

In the first half of 2013, operating profit increased by 5% compared with the same period in the previous year to €1,634 million (first half of 2012: €1,551 million).

Our operating margin decreased by 0.1 percentage points to 21.3% (first half of 2012: 21.4%).

Profit After Tax and Earnings per Share

In the first half of 2013, profit after tax was €1,244 million (first half of 2012: €1,104 million), an increase of 13%. Basic earnings per share was €1.04 (first half of 2012: €0.93), an increase of 12%.

The effective tax rate in the first half of 2013 was 21.5% (first half of 2012: 25.0%). The year over year decrease in the effective tax rate mainly resulted from taxes for prior years and from changes in the regional allocation of income which were partly compensated by valuation allowances on deferred tax assets.

INTERIM REPORT JANUARY – JUNE 2013	17

FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first six months of 2013 was €2,482 million (first half of 2012: €2,400 million). As such, the consistently strong operating cash flow increased slightly over the same period in the previous year, marking SAP’s highest ever cash flow for the first half of a year.

Group liquidity stood at €3,527 million on June 30, 2013 (December 31, 2012: €2,492 million). Group liquidity comprised cash and cash equivalents totaling €3,386 million (December 31, 2012: €2,477 million) and short-term investments totaling €141 million (December 31, 2012: €15 million).

Group Liquidity of SAP Group

€ millions	June 30, 2013	December 31, 2012	Change
Cash and cash equivalents	3,386	2,477	909
Short-term investments	141	15	126
Group Liquidity — gross	3,527	2,492	1,035
Current private placement transactions	86	0	86
Current bonds	1,100	600	500
Net liquidity 1	2,341	1,892	449
Non-current private placement transactions	2,026	2,094	–68
Non-current bonds	1,800	2,300	–500
Net liquidity 2	–1,485	–2,502	1,017

Net liquidity 1 is total group liquidity minus current bonds which increased on a year-to-date basis by €449 million to €2,341 million .

Net liquidity 2, defined as net liquidity 1 minus non-current private placement transactions, and bonds, was –€1,485 million (December 31, 2012: –€2,502 million).

Thus, net liquidity improved compared to December 31, 2012: dividends paid led to cash outflows which were overcompensated by a positive operating cash flow in the first half of 2013.

Free Cash Flow and Days Sales Outstanding (DSO)

Our free cash flow and our DSO on June 30, 2013, were as follows:

Free Cash Flow

€ millions	1/1 - 6/30/ 2013	1/1 - 6/30/ 2012	Change in %
Free cash flow	2,217	2,125	4

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days Sales Outstanding

	June 30, 2013	June 30, 2012	Change in Days
Days sales outstanding (DSO) in days	62	61	1

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €27,494 million on June 30, 2013, an increase of €784 million since December 31, 2012, resulting mainly from an increase in cash and cash equivalents from the operating cash flow, compensated by dividends paid.

The equity ratio on June 30, 2013, was 52% (December 31, 2012: 53%), which remained virtually stable.

Investments

Investments in intangible assets and property, plant, and equipment decreased significantly in the first half of 2013 to €346 million (first half of 2012: €3,324 million). This decrease is due to our prior year acquisition of SuccessFactors and is mainly attributable to additions to goodwill and intangible assets.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

18	INTERIM MANAGEMENT REPORT

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €69.1 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €14.4 billion at the end of the first half of 2013 (December 31, 2012: €14.2 billion). This means that the market capitalization of our equity is more than four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2012 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$15.6 billion.

ENERGY AND EMISSIONS

As we create solutions for our customers to better manage resources, we must also look to ourselves and improve our own environmental performance. We also acknowledge greenhouse gas (GHG) emissions as a proxy measure for inefficient operations and excess spending.

SAP’s greenhouse gas (GHG) emissions for the second quarter 2013 totaled 135 kilotons compared to 130 kilotons in the second quarter of 2012. For the first two quarters 2013, SAP’s GHG emissions totaled 280 kilotons – an increase of 11% compared to the first two quarters of 2012. This rise is primarily due to the acquisitions of SuccessFactors and Ariba, an increase in the number of company cars, as well as an increase in energy consumption of our data centers. If our efforts to reduce emissions do not take hold, there is a risk that we might not meet our year-end emissions target of 460 kilotons. Comparator amounts contain SuccessFactors numbers on a pro rata basis with effect from February 21, 2012. Ariba numbers are not included – Ariba was acquired on October 1, 2012.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 30% and per euro of revenue by about 44% at the end of June 2013 (rolling four quarters).

Since the beginning of 2008, SAP has achieved a €240 million cost avoidance compared to a business-as-usual scenario, through energy saving and emission reduction initiatives.

Our customers benefit from our experience that drives our innovation. For example, in April 2013, we released TwoGo by SAP, a mobility solution that was initially piloted internally. TwoGo helps companies and their employees save fuel by organizing ride-sharing for their daily commute or business travel. At SAP, TwoGo contributes to reducing emissions per employee. Similarly, TwoGo helps organizations demonstrate their commitment to sustainability, by reducing carbon emissions and engaging employees in that mission.

INTERIM REPORT JANUARY – JUNE 2013	19

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies), the Dow Jones EURO STOXX 50, and the S&P North American Technology Software Index.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP )
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in indices at 6/30/2013
DAX 30	7.59%
Prime All Share	6.03%
CDAX	6.16%
HDAX	6.34%
Dow Jones STOXX 50	1.90%
Dow Jones EURO STOXX 50	3.38%

The second quarter of 2013 saw SAP stock lose ground to the two major benchmark indices for the first time since the second quarter of 2012. The SAP share price fell 10.0%, whereas the EURO STOXX 50 declined 0.8% and the DAX 30 gained a modest 2.1%.

SAP stock started the three-month period with an Xetra closing price of €62.50 at the end of March, and soon came under pressure in a weak environment. It picked up momentum again shortly after the Q1 results were published on April 19, reaching €64.05, its high for the quarter, on May 15. Contributing to this climb was a general market sentiment reflecting hopes of economic recovery, increased enterprise profits, and most importantly, a persistently liberal central bank policy. Against this backdrop, the DAX recorded an all-time high of 8,530.89 points on May 22.

Disappointing figures from China at the end of May, however, halted the stock markets’ upwards trend. The announcement of personnel changes on the SAP Executive Board as well as the ex-dividend markdown following the Annual General Meeting of Shareholders on June 4 put additional pressure on SAP stock during this period. News of SAP’s planned acquisition of e-commerce specialist hybris subsequently stabilized the SAP share price until concerns about a change in the generous money policy of central banks, a drop in the Japanese share prices, and fears of a financial crisis in China put downward pressure on global share prices. Finally, weaker-than-expected company figures dampened sentiment in the software sector, causing SAP stock to fall to a quarterly low of €54.42 on June 24, before ultimately closing the month at €56.26.

20	INTERIM MANAGEMENT REPORT

Capital Stock

SAP’s capital stock on June 30, 2013, was €1,228,504,232 (December 31, 2012: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Free Float

On June 30, 2013, the proportion of our stock in free float, applying the definition accepted on the Frankfurt Stock Exchange – which excludes treasury stock from the free float – stood at 72.0% (December 31, 2012: 74.4%).

Market Capitalization

With the Xetra closing price at €56.26 on the last trading day in the second quarter, SAP’s market capitalization was €69.1 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The free-float factor for SAP was 72.0% on the last trading day in the second quarter, resulting in a free-float market capitalization of approximately €49.7 billion. When measured by its free-float market capitalization, SAP was the fourth-largest company listed on the DAX at the end of the quarter.

For more information about SAP common stock, see the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 14 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2012, and are discussed more fully in our 2012 Integrated Report and our Annual Report on Form 20-F for 2012. We do not believe the risks we have identified jeopardize our ability to continue as a going concern. Opportunities also remain largely unchanged since 2012.

SUPPLEMENTARY REPORT

No events have occurred after June 30, 2013, which have a material significance for the Group’s assets, finances, and operating results.

OUTLOOK

Future Trends in the Global Economy

According to EBC’s current overall economic forecast, the global economy will see more dynamic growth as the year progresses. The IMF, for its part, anticipates the world economy will expand 3.1% over the year as a whole, with economic development varying significantly from country to country.

Looking at the EMEA region, ECB believes that rising global demand will slow the decline of the euro area economy over the remainder of the year. IMF predicts a full-year decrease of 0.6%. The euro area economy is expected to grow again in 2014. Analysts foresee the Americas region, meanwhile, being influenced by contrary effects in the second half of 2013: On the one hand, favorable financing conditions and strong corporate liquidity in the United States will bring about a steady increase in domestic demand; on the other hand, tax increases and federal spending cuts will likely have a restraining effect on the economy. The IMF hence expects the U.S. economy to improve 1.7% over the full year 2013. In Latin America, robust domestic demand and a gradually improving external demand are expected to drive growth. As for the APJ region, experts anticipate that economic development will remain mixed, with cautious expansion in Japan (IMF: +2.0%) and accelerated growth in the region’s emerging and developing economies. For China, the IMF still expects 7.8% full-year growth.

INTERIM REPORT JANUARY – JUNE 2013	21

Economic Trends – Year-Over-Year GDP Growth

%
World	2012e	2013p	2014p
World	3.1	3.1	3.8
Advanced economies	1.2	1.2	2.1
Developing and emerging economies	4.9	5.0	5.4
Europe, the Middle East, and Africa (EMEA)
European Union	–0.2	–0.1	1.2
Euro area	–0.6	–0.6	0.9
Germany	0.9	0.3	1.3
Central and Eastern Europe	1.4	2.2	2.8
Middle East and North Africa	4.5	3.0	3.7
Sub-Saharan Africa	4.9	5.1	5.9
Americas
United States	2.2	1.7	2.7
Canada	1.7	1.7	2.2
Central and South America, Caribbean	3.0	3.0	3.4
Asia Pacific Japan
Asian developing economies	6.5	6.9	7.0
Japan	1.9	2.0	1.2
China	7.8	7.8	7.7

e = Estimate; p = Projection

Source: Internationaler Währungsfonds (IWF), World Economic Outlook Update, Growing Pains, Juli 2013, p. 2.

Future Trends in the IT Market

The global IT market is expected to remain heterogeneous throughout the rest of 2013, growing almost 5% and thus outperforming the overall economy. That is the view expressed by International Data Corporation (IDC), a market research firm based in the United States. Economic uncertainty will probably cause companies to hold back on their IT investments until the end of the year, despite the fact that demand for new products and services exists. According to the experts, mobile solutions and cloud computing will be the segments to see increased spending.

The IT market in EMEA region, particularly in the Western and Southern European countries, is expected to continue growing at rates below the global IT market’s growth rates for the rest of the year yet still outperform the region’s overall economy. Meanwhile, uncertainty will remain in the American IT market due to restrained corporate investment in the USA. IDC therefore forecasts moderate growth for the Americas region at a rate slightly above the global average. The researchers predict that the APJ region will also grow faster than the global average, but with significant regional differences: Spending in Japan will stagnate, whereas emerging and developing countries, especially China, can expect double-digit growth.

Trends in the IT Market – Increased IT Spending Year-Over-Year

%
World	2012e	2013p	2014p
Total IT	5.6	4.9	5.0
Hardware	7.0	5.4	5.0
Packaged software	6.2	5.6	6.3
Applications	6.0	5.6	6.0
IT services	3.1	3.8	4.2
Europe, Middle East, Africa (EMEA)
IT total	4.8	3.3	4.2
Packaged software	4.7	4.7	5.4
Applications	4.3	4.5	5.1
IT services	1.0	2.2	3.6
Americas
IT total	3.9	5.3	5.2
Packaged software	6.9	6.1	6.8
Applications	7.0	6.2	6.5
IT services	4.3	4.5	4.2
Asia Pacific Japan
IT total	8.9	6.3	5.5
Packaged software	6.9	5.9	6.4
Applications	6.0	5.7	6.4
IT services	4.7	5.1	5.4

e = Estimate, p = Projection

source: IDC Worldwide Black Book Q1 2013

22	INTERIM MANAGEMENT REPORT

Impact on SAP

The world is being transformed by the rapid adoption of cloud and in-memory technologies, and in this past quarter this trend became very prominent. Companies are shifting their investments to the cloud and radically simplifying their IT landscape on in-memory technology. In 2010, SAP embarked on a strategy of innovation – in cloud, in-memory, and mobile, all on a stable and consistent core. This foresight is now paying off and we are driving this next evolution of the software industry.

As long as they develop as currently forecast, SAP expects to outperform the global economy and IT industry for the remainder of 2013 although we adjusted our goals for 2013. We are confident we can achieve this thanks to our five innovative market categories Applications, Analytics, Mobile, Cloud, and Database and Technology, which give us a competitive edge even in difficult economic environments. In addition, we benefit from our established innovation strategy and clear customer focus in more than 180 countries and 25 industries.

In the second half of 2013, we will continue to invest in countries in which we expect significant growth, such as Brazil, China, India, Russia, the Middle East and Africa. As such, we see sufficient growth potential, and expect to reach our goals for 2013 as well as our mid-term goals for 2015. For more information, see the Operational Targets for 2013 (Non-IFRS) section.

Forecast for SAP

Operational Targets for 2013 (Non-IFRS)

Revenue and Operating Profit Outlook

SAP reaffirms its full year 2013 non-IFRS operating profit outlook to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion). Although the difficult macroeconomic environment in particular in Asia Pacific Japan and the rapid transition to the cloud have resulted in lower software revenue expectations, SAP remains committed to be a double-digit growth company with at least 10% growth in non-IFRS software and software-related service revenue at constant currencies in full year 2013 (2012: €13.25 billion). This replaces the previous growth outlook for non-IFRS software and software-related service revenue of 11% – 13% at constant currencies and the underlying guidance for software and cloud subscription revenue.

In addition, SAP reaffirms its outlook for the fast-growing innovation categories cloud and in-memory. The company continues to expect full year 2013 non-IFRS cloud subscription and support revenue of around €750 million at constant currencies (2012: €343 million) and full year 2013 SAP HANA software revenue in a range of €650 – €700 million (2012: €392 million).

The Company now projects a full-year 2013 IFRS effective tax rate of 24.0% – 25.0% (previously 25.5% – 26.5%) (2012: 26.2%) and a non-IFRS effective tax rate of 25.5% – 26.5% (previously 27.0% – 28.0%) (2012: 27.5%).

We expect our professional services and other service revenue to remain flat in 2013 on a constant currency basis compared to 2012. Taking currency effects into account, we expect to see a slight decline in professional services and other service revenue. We therefore predict that the increase in total revenue in 2013 will be influenced by the expected growth in software and software-related service revenue.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenues from the On-Premise Products segment. The expected growth in revenue from this segment, however, is below the outlook provided for software and cloud subscription revenue (non-IFRS). In light of the above expectations for professional services and other service revenue, we therefore expect a decline in the On-Premise Services segment.

Looking at our above forecast for cloud subscriptions and support revenue (non-IFRS, at constant currencies), we anticipate a similar level of growth for segment revenues in the Cloud division (combining the Cloud Applications and Ariba segments). Particularly strong growth results are expected in the Ariba segment, since we only began including Ariba figures in the 2012 segment revenues at the beginning of the fourth quarter following the first consolidation.

We expect an increase in segment profit in our On-Premise division with the On-Premise Products segment profit growing faster than the On-Premise Services segment, for which we expect a decline in segment results as compared to 2012. The Cloud division is expected to achieve, for the first time, a positive segment profit resulting from a reduced segment loss in the Cloud Applications segment and a strong increase in the Ariba segment profit.

We expect that software revenue from SAP HANA will range between €650 million and €700 million (2012: €392 million). Total cloud revenue is expected to approach €1 billion in 2013.

INTERIM REPORT JANUARY – JUNE 2013	23

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following amounts represent estimates for 2013 and a comparison of the actual differences between IFRS and non-IFRS measures on operating profit for the first six months of 2013 and 2012:

Non-IFRS Measures

(€ millions)	Estimated amounts for 1/1 – 12/31/20131)	Actual Amounts from 1/1 – 6/30/2013	Actual Amounts from 1/1 – 6/30/2012
Deferred revenue write-down	Between 65 and 75	64	25
Discontinued activities 2)	< 10	0	–5
Share-based payment expenses 3),4)	Between 350 and 390	109	181
Acquisition-related charges 5)	Between 560 and 600	283	250
Restructuring	Between 50 and 70	31	4

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2013 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2013 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3)

Our share-based payment expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2013 may differ significantly from these estimates.

4)

The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2013 differ significantly from these estimates.

5)

The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2013 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments, and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2012 Integrated Report have changed as follows:

On June 30, 2013, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs in 2013 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2013 and 2014 can be covered in full by operating cash flow and will chiefly be spent on increasing data center capacity in our locations in Newtown Square, Pennsylvania, United States, and St. Leon-Rot, Germany. New buildings are planned in Potsdam, Bangalore (India), São Leopoldo (Brazil), and Ra’anana (Israel). We also plan to renovate and expand our office buildings in Vancouver and Palo Alto.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second-largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth.

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2013 from major acquisitions.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2012 Integrated Report and our 2012 Annual Report on Form 20-F did not change in the first six months of 2013. We still aim to increase our total revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

•	We want to become a profitable market leader in cloud computing, generating around €2 billion total revenue in this segment by 2015.

Our plan is for indirect sales (partner revenue) to contribute up to 40% of software revenue by 2015.

24	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS (Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	25

CONSOLIDATED INCOME STATEMENTS

For the three months ended June 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		982	1,059	–7
Cloud subscriptions and support		159	52	206
Software and cloud subscriptions		1,141	1,110	3
Support		2,177	2,013	8
Software and software-related service revenue		3,318	3,124	6
Consulting		580	617	–6
Other services		165	157	5
Professional services and other service revenue		744	774	–4
Total revenue		4,062	3,898	4

Cost of software and software-related services		–598	–568	5
Cost of professional services and other services		–609	–644	–5
Total cost of revenue		–1,207	–1,212	0
Gross profit		2,855	2,686	6
Research and development		–567	–568	0
Sales and marketing		–1,059	–972	9
General and administration		–232	–222	5
Restructuring		–17	–4	<-100
TomorrowNow litigation		0	–2	<-100
Other operating income/expense, net		9	3	>100
Total operating expenses		–3,074	–2,977	3
Operating profit		988	921	7

Other non-operating income/expense, net		–2	–45	–95
Finance income		26	28	–6
Finance costs		–49	–39	27
Financial income, net		–23	–11	<-100
Profit before tax		963	865	11
Income tax expense	(6)	–239	–204	17
Profit after tax		724	661	10
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		725	661	10

Earnings per share – basic (in €)*	(7)	0.61	0.55	11
Earnings per share – diluted (in €)*	(7)	0.61	0.55	11

*	For the three months ended June 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,192 million), respectively (treasury stock excluded).

26	INTERIM REPORT JANUARY – JUNE 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended June 30

€ millions	2013	2012
Profit after tax	724	661
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	5	–6
Income tax relating to items that will not be reclassified	–3	2
Other comprehensive income after tax for items that will not be reclassified to profit and loss	2	–4
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–319	335
Available-for-sale financial assets	5	–2
Cash flow hedges	18	–17
Income tax relating to items that will be reclassified	–8	16
Other comprehensive income after tax for items that will be reclassified to profit and loss	–304	332
Other comprehensive income net of tax	–302	328
Total comprehensive income	422	989
– Attributable to owners of parent	423	989
– Attributable to non-controlling interests	0	0

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	27

CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		1,638	1,696	–3
Cloud subscriptions and support		296	81	266
Software and cloud subscriptions		1,935	1,777	9
Support		4,286	3,966	8
Software and software-related service revenue		6,220	5,743	8
Consulting		1,136	1,214	–6
Other services		306	291	5
Professional services and other service revenue		1,443	1,505	–4
Total revenue		7,663	7,248	6

Cost of software and software-related services		–1,202	–1,106	9
Cost of professional services and other services		–1,215	–1,268	–4
Total cost of revenue		–2,416	–2,374	2
Gross profit		5,246	4,874	8
Research and development		–1,124	–1,091	3
Sales and marketing		–2,034	–1,802	13
General and administration		–429	–431	–1
Restructuring		–31	–4	<-100
TomorrowNow litigation		0	5	–92
Other operating income/expense, net		5	1	>100
Total operating expenses		–6,029	–5,696	6
Operating profit		1,634	1,551	5

Other non-operating income/expense, net		–13	–53	–76
Finance income		56	52	8
Finance costs		–93	–78	19
Financial income, net		–37	–26	41
Profit before tax		1,584	1,472	8
Income tax expense	(6)	–340	–368	–8
Profit after tax		1,244	1,104	13
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		1,245	1,104	13

Earnings per share – basic (in €)*	(7)	1.04	0.93	12
Earnings per share – diluted (in €)*	(7)	1.04	0.93	12

*	For the six months ended June 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,191 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

28	INTERIM REPORT JANUARY – JUNE 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30

€ millions	2013	2012
Profit after tax	1,244	1,104
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	3	–3
Income tax relating to items that will not be reclassified	–3	1
Other comprehensive income after tax for items that will not be reclassified to profit and loss	0	–2
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–90	171
Available-for-sale financial assets	5	33
Cash flow hedges	18	6
Income tax relating to items that will be reclassified	–2	4
Other comprehensive income after tax for items that will be reclassified to profit and loss	–69	214
Other comprehensive income net of tax	–69	212
Total comprehensive income	1,175	1,316
– Attributable to owners of parent	1,175	1,316
– Attributable to non-controlling interests	0	0

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	29

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		3,386	2,477
Other financial assets	(8)	296	154
Trade and other receivables	(9)	3,379	3,917
Other non-financial assets		408	294
Tax assets		308	156
Total current assets		7,776	6,998

Goodwill		13,333	13,227
Intangible assets		2,996	3,234
Property, plant, and equipment		1,751	1,708
Other financial assets	(8)	495	509
Trade and other receivables	(9)	92	88
Other non-financial assets		97	68
Tax assets		192	170
Deferred tax assets		761	708
Total non-current assets		19,717	19,711
Total assets		27,494	26,710

30	INTERIM REPORT JANUARY – JUNE 2013

€ millions	Notes	2013	2012
Trade and other payables		883	870
Tax liabilities		395	511
Financial liabilities	(10)	1,365	802
Other non-financial liabilities		1,404	2,136
Provision TomorrowNow litigation		235	234
Other provisions		390	609
Provisions		624	843
Deferred income	(11)	3,125	1,386
Total current liabilities		7,797	6,547

Trade and other payables		47	63
Tax liabilities		396	388
Financial liabilities	(10)	3,859	4,446
Other non-financial liabilities		107	98
Provisions		330	361
Deferred tax liabilities		518	574
Deferred income	(11)	62	62
Total non-current liabilities		5,319	5,991
Total liabilities		13,116	12,538

Issued capital		1,229	1,229
Share premium		521	492
Retained earnings		14,212	13,973
Other components of equity		–263	–194
Treasury shares		–1,330	–1,337
Equity attributable to owners of parent		14,369	14,163

Non-controlling interests		9	8
Total equity	(12)	14,378	14,171
Equity and liabilities		27,494	26,710

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	31

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30

€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Differ- ences	Available- for-Sale Financial Assets	Cash Flow Hedges
1/1/2012	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			1,104					1,104		1,104
Other comprehensive income			–2	177	33	4		212		212
Comprehensive income			1,102	177	33	4		1,316		1,316
Share-based payments		14						14		14
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments		10						10		10
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		13					83	96		96
Other changes			2					2	1	3
6/30/2012	1,228	456	12,260	158	42	–23	–1,347	12,774	9	12,783
1/1/2013	1,229	492	13,973	–236	22	20	–1,337	14,163	8	14,171
Profit after tax			1,245					1,245		1,244
Other comprehensive income			0	–87	5	13		–69		–69
Comprehensive income			1,245	–87	5	13		1,175		1,175
Share-based payments		25						25		25
Dividends			–1,013					–1,013		–1,013
Reissuance of treasury shares under share-based payments		4					7	11		11
Other changes			7					7	1	8
6/30/2013	1,229	521	14,212	–323	27	33	–1,330	14,369	9	14,378

32	INTERIM REPORT JANUARY – JUNE 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30

€ millions	2013	2012
Profit after tax	1,244	1,104
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	478	402
Income tax expense	340	368
Financial income, net	37	26
Decrease/increase in sales and bad debt allowances on trade receivables	38	26
Other adjustments for non-cash items	44	24
Decrease/increase in trade and other receivables	470	362
Decrease/increase in other assets	–129	–134
Decrease/increase in trade payables, provisions, and other liabilities	–945	–752
Decrease/increase in deferred income	1,735	1,629
Cash outflows due to TomorrowNow litigation	–1	–4
Interest paid	–80	–96
Interest received	33	47
Income taxes paid, net of refunds	–782	–602
Net cash flows from operating activities	2,482	2,400

Business combinations, net of cash and cash equivalents acquired	–99	–2,757
Purchase of intangible assets and property, plant, and equipment	–265	–275
Proceeds from sales of intangible assets or property, plant, and equipment	23	22
Purchase of equity or debt instruments of other entities	–1,200	–558
Proceeds from sales of equity or debt instruments of other entities	1,079	941
Net cash flows from investing activities	–462	–2,627

Dividends paid	–1,013	–1,310
Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	9	69
Proceeds from issuing shares (share-based payments)	0	14
Proceeds from borrowings	0	1,002
Repayments of borrowings	0	–1,023
Net cash flows from financing activities	–1,004	–1,301

Effect of foreign exchange rates on cash and cash equivalents	–107	–61
Net decrease/increase in cash and cash equivalents	909	–1,589
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	3,386	3,376

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	33

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2012, included in our 2012 Annual Report (extract from the SAP Integrated Report 2012) and our Annual Report 2012 on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2012	23	176	199
Additions	4	92	96
Disposals	–5	–23	–28
December 31, 2012	22	245	267
Additions	0	3	3
Disposals	0	–12	–12
June 30, 2013	22	236	258

The additions during the first half year of 2013 relate to legal entities added in connection with foundations and acquisitions. The disposals are due to mergers and liquidations of operating and non-operating acquired legal entities.

Our changes in the scope of consolidation in the first half year of 2013 were not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Consolidated Financial Statements for 2012.

(3) Summary of Significant Accounting Policies

With the exception of the newly adopted accounting standards described below, the interim financial statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2012. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2012.

Newly Adopted Accounting Standards

The following accounting standards newly adopted in the first half year of 2013 were relevant for the group:

•	Amendments to IFRS 7 (Financial Instruments: Disclosures): Offsetting financial assets and financial liabilities;

•

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to the transition guidance for IFRS 10–12 issued in June 2012 (in other words, we adopted the new standards earlier than required by the European Union);

34	INTERIM REPORT JANUARY – JUNE 2013

•	IFRS 13 (Fair Value Measurement);

•	Amendments to IAS 1 (Presentation of Financial Statements);

•	Amendments to IAS 19 (Employee Benefits).

The retrospective application of the revised IAS 19 has resulted in the netting of balance sheet items (mandatory netting of plan assets with time credits and early retirement obligations). Prior year numbers were restated accordingly (netting of financial assets with provisions in the amount of €124 million). Apart from that, the adoption of the standards/amendments does not have a material impact on the Consolidated Financial Statements but results, for example, in additional disclosures and reclassifications.

New Accounting Standards Not Yet Adopted

For detailed information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2012.

(4) Business Combinations

We acquired the following businesses in the first half year in 2013:

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Ticket-Web GmbH & Co. KG Wildau, Germany	Solution provider of ticketing & customer relationship management.	Asset Deal	n/a	March 4, 2013
KMS Software Company LLC. Los Angeles, CA USA	Provider of employee onboarding solutions	Asset Deal	n/a	April 1, 2013
Camilion Solutions, Inc., Toronto, Canada	Solutions for the insurance industry	Share Deal	100%	April 2, 2013
SmartOps Corporation, Pittsburgh, PA USA	Provider of inventory and service-level optimization software solutions	Share Deal	100%	April 12, 2013

We acquire businesses in specific areas of strategic interest to us. All of the acquisitions listed in the above table are neither individually nor in aggregate material to SAP.

Acquisitions made in the preceding year, including the acquisition of SuccessFactors on February 21, 2012, and Ariba on October 1, 2012, are described in the Consolidated Financial Statements in our 2012 Annual Report.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	35

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q2 2013	1/1-6/30/2013	Q2 2012	1/1-6/30/2012
Salaries	1,530	2,929	1,405	2,682
Social security expense	203	441	186	387
Share-based payments	39	109	98	181
Pension expense	50	114	39	101
Termination benefits	9	21	31	41
Employee-related restructuring expenses	17	23	4	4
Employee Benefits Expense	1,848	3,637	1,763	3,396

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. SuccessFactors is therefore included in the employee benefits expense of prior year numbers as of February 21, 2012, Ariba is not included.

On June 30, 2013, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as shown in the table below. The increase in headcount in the SAP Group to 64,937 includes 3,043 employees from additions from business combinations (especially Ariba).

Number of Employees (in Full-Time Equivalents)

	June 30, 2013				June 30, 2012
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	4,622	2,739	3,350	10,711	4,414	2,292	3,131	9,837
Professional services and other services	6,916	4,388	2,892	14,197	6,857	4,187	2,687	13,731
Research and development	8,525	3,516	5,334	17,374	8,851	3,487	4,993	17,331
Sales and marketing	6,301	6,498	3,050	15,849	5,493	5,436	2,860	13,789
General and administration	2,285	1,417	661	4,363	2,119	1,289	616	4,024
Infrastructure	1,309	823	312	2,443	1,241	738	281	2,260
SAP Group (June 30)	29,957	19,380	15,600	64,937	28,975	17,429	14,568	60,972

SAP Group (average first six months)	29,866	19,296	15,593	64,756	28,612	16,980	13,834	59,426

36	INTERIM REPORT JANUARY – JUNE 2013

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q2 2013	1/1- 6/30/ 2013	Q2 2012	1/1- 6/30/ 2012
Cost of software and software-related services	4	13	12	18
Cost of professional services and other services	8	20	24	48
Research and development	14	33	29	44
Sales and marketing	10	31	24	45
General and administration	3	12	9	26
Share-based payments	39	109	98	181

(6) Income Tax

In the second quarter and the first half year of 2013, income taxes and the effective tax rate, each compared with the second quarter and the first half year of 2012, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q2 2013	1/1- 6/30/ 2013	Q2 2012	1/1- 6/30/ 2012
Profit before income tax	963	1,584	865	1,472
Income tax expense	–239	–340	–204	–368
Effective tax rate in %	24.8	21.5	23.6	25.0

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q2 2013	1/1- 6/30/2013	Q2 2012	1/1- 6/30/2012
Profit attributable to owners of parent	725	1,245	661	1,104
Issued ordinary shares	1,229	1,229	1,228	1,228
Effect of treasury shares	–36	–36	–37	–37
Weighted average number of shares in millions – basic	1,193	1,193	1,191	1,191
Dilutive effect of free-matching shares in millions	2	2	1	0
Weighted average number of shares in millions – diluted	1,195	1,195	1,192	1,191

Earnings per share, attributable to owners of parent – basic (in €)	0.61	1.04	0.55	0.93
Earnings per share, attributable to owners of parent – diluted (in €)	0.61	1.04	0.55	0.93

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	37

(8) Other Financial Assets

Other financial assets comprise:

Other Financial Assets

	June 30, 2013
€ millions	Current	Non-Current	Total
Loans and other financial receivables	147	207	354
Debt investments	42	1	43
Equity investments	0	236	236
Available-for-sale financial assets	42	237	279
Derivatives	107	1	108
Investments in associates	0	50	50
Total	296	495	791

	December 31, 2012
€ millions	Current	Non-Current	Total
Loans and other financial receivables	35	208	243
Debt investments	15	14	29
Equity investments	0	201	201
Available-for-sale financial assets	15	215	230
Derivatives	104	40	144
Investments in associates	0	46	46
Total	154	509	663

(9) Trade and Other Receivables

Trade and other receivables comprise:

Trade and Other Receivables

	June 30, 2013
€ millions	Current	Non-Current	Total
Trade receivables, net	3,349	0	3,349
Other receivables	30	92	122
Total	3,379	92	3,471

	December 31, 2012
€ millions	Current	Non-Current	Total
Trade receivables, net	3,837	0	3,837
Other receivables	80	88	168
Total	3,917	88	4,005

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	June 30, 2013	December 31, 2012
Gross carrying amount	3,491	3,943
Sales allowances charged to revenue	–106	–73
Allowance for doubtful accounts charged to expense	–36	–33
Carrying amount trade receivables, net	3,349	3,837

38	INTERIM REPORT JANUARY – JUNE 2013

(10) Financial Liabilities

Financial liabilities comprise:

Financial Liabilities

	June 30, 2013
€ millions	Current	Non-Current	Total
Bank loans	0	0	0
Private placement transactions	86	2,020	2,106
Bonds	1,099	1,789	2,888
Other financial liabilities	180	50	230
Financial liabilities	1,365	3,859	5,224

	December 31, 2012
€ millions	Current	Non-Current	Total
Bank loans	0	0	0
Private placement transactions	0	2,088	2,088
Bonds	600	2,287	2,887
Other financial liabilities	202	71	273
Financial liabilities	802	4,446	5,248

(11) Deferred Income

On June 30, 2013, our current deferred income was €3.125 million (December 31, 2012: €1.386 million) and our non-current deferred income was €62 million (December 31, 2012: €62 million). On June 30, 2013, current deferred income includes a total of €354 million in deferred revenue (December 31, 2012: €317 million; June 30, 2012: €155 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(12) Total Equity

Issued Shares

On June 30, 2013, SAP AG had 1,228,504,232 no-par issued shares (December 31, 2012: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first half of 2013. In the first half of 2012, the number of issued shares increased by 256,216 shares (Q2 2012: 0), resulting from the exercise of awards granted under certain share-based payments.

Treasury Shares

On June 30, 2013, we held 36 million treasury shares, representing €36 million or 2.94% of capital stock.

In the first half of 2013, we did not acquire shares for treasury and disposed 0.2 million (Q2 2013: 0.1 million) shares at an average price of approximately €36.80 (Q2 2013: €36.80) per share.

In the first half of 2012, we acquired 1.1 million shares (Q2 2012: 0 million) with a purchase price of approximately €48.14 per share and disposed 2.3 million (Q2 2012: 1.0 million) shares at an average price of approximately €36.64 (Q2 2012: €36.80) per share.

Share purchases and share sales in 2013 and 2012 were in connection with our share-based payments, which are described in Note (27) in the Annual Report for 2012.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the second quarter:

€ millions	Q2 2013	Q2 2012
Gains (losses) on exchange differences on translation	–319	335
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–319	335
Gains (losses) on remeasuring available-for-sale financial assets	5	–3
Reclassification adjustments on available-for-sale financial assets	0	1
Available-for-sale financial assets	5	–2
Gains (losses) on cash flow hedges	37	–28
Reclassification adjustments on cash flow hedges	–19	11
Cash flow hedges	18	–17

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	39

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first half year:

€ millions	1/1- 6/30/ 2013	1/1- 6/30/ 2012
Gains (losses) on exchange differences on translation	–90	171
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–90	171
Gains (losses) on remeasuring available-for-sale financial assets	5	32
Reclassification adjustments on available-for-sale financial assets	0	1
Available-for-sale financial assets	5	33
Gains (losses) on cash flow hedges	50	–12
Reclassification adjustments on cash flow hedges	–32	18
Cash flow hedges	18	6

(13) Contingent Liabilities

For a detailed description of our contingent liabilities, see our 2012 Annual Report, Notes to the Consolidated Financial Statements section, Note (22). There have been no significant changes in contingent liabilities since December 31, 2012.

For information about contingent liabilities related to litigation, see Note (14).

(14) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million on December 31, 2011, US$1.3 billion on December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

40	INTERIM REPORT JANUARY – JUNE 2013

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (versus the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. The hearing is not yet scheduled.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties appealed. The hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict currently stands at approximately $390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP has filed a petition seeking rehearing by the 3-judge panel that issued this decision and/or by the entire appeals court. The appeals court has requested that Versata respond to SAP’s petition no later than July 29, 2013.

Additionally, SAP filed a petition with the United States Patent Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata has filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds.

In June, 2013, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July, 2013.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS	41

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents. SAP, along with the other defendants, is now appealing. The hearing occurred in March 2013 and a decision is expected mid-year 2013 or later.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed.

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note 10.

(15) Share-Based Payments

For a detailed description of our share-based payment plans, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (27).

The outstanding bonus shares under the Share Matching Plan are:

Outstanding Restricted Shares

Number in thousands	June 30, 2013	December 31, 2012
Share Matching Plan 2010 (Bonus shares)	487	497
Share Matching Plan 2011 (Bonus shares)	436	448
Share Matching Plan 2012 (Bonus shares)	3,034	3,124

(16) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (24) to (26) to our Consolidated Financial Statements for 2012, which are included in our 2012 Integrated Report, and our Annual Report 2012 on Form 20-F.

There have been no significant changes with regards to our financial risk profile since December 31, 2012, except for the following: With regard to the planned acquisition of hybris and to safeguard our liquidity, SAP AG secured a €1.0 billion dual-currency credit facility agreement with an initial term of 12 months allowing a drawdown in EUR or USD. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 60 basis points to 90 basis points.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables,” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments on June 30, 2013, were as follows:

42	INTERIM REPORT JANUARY – JUNE 2013

Fair Values of Financial Instruments

	2013
			Measurement Categories				Not in Scope of IFRS 7
€ millions	Category	Book Value 6/30/ 2013	At Amortized Cost	At Cost	At Fair Value	Fair Value 6/30/ 2013
Assets
Cash and cash equivalents	L&R	3,386	3,386			3,386
Trade receivables	L&R	3,471	3,349			3,349	122
Other financial assets		791
Debt securities	L&R/AFS				43	43
Equity securities	AFS/-			169	67	67	50
Other nonderivative financial assets	L&R		256			256	98
Derivative assets
With hedging relationship	–				47	47
Without hedging relationship	HFT				61	61
Liabilities
Trade payables	AC	–930	–700			–700	–230
Financial liabilities		–5,224
Nonderivative financial liabilities	AC		–5,068			–5,130
Derivatives
With hedging relationship	–				–3	–3
Without hedging relationship	HFT				–153	–153
Total financial instruments, net		1,494	1,223	169	62	1,223	40
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	61			61	61
Available-for-sale	AFS	279		169	110	110
Loans and receivables	L&R	7,113	6,991			6,991	122
Financial liabilities
At fair value through profit or loss	HFT	–153			–153	–153
At amortized cost	AC	–5,998	–5,768			–5,830	–230
Outside scope of IAS 39
Financial instruments related to employee benefit plans		98					98
Investment in associates		50					50
Derivatives with hedging relationship		44			44	44
Total financial instruments, net		1,494	1,223	169	62	1,223	40

INTERIM REPORT JANUARY – JUNE 2013	43

€ millions	2012
		Book Value 12/31/ 2012		Measurement Categories		Fair Value 12/31/ 2012	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,477	2,477			2,477
Trade receivables	L&R	4,005	3,837			3,837	168
Other financial assets		663
Debt securities	L&R/AFS				29	29
Equity securities	AFS/-			149	52	52	46
Other nonderivative financial assets	L&R		159			159	84
Derivative assets
With hedging relationship	–				29	29
Without hedging relationship	HFT				115	115
Liabilities
Trade payables	AC	–933	–684			–684	–249
Financial liabilities		–5,248
Nonderivative financial liabilities	AC		–5,051			–5,228
Derivatives
With hedging relationship	-				–2	–2
Without hedging relationship	HFT				–195	–195
Total financial instruments, net		964	738	149	28	589	49
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	115			115	115
Available-for-sale	AFS	230		149	81	81
Loans and receivables	L&R	6,641	6,473			6,473	168
Financial liabilities
At fair value through profit or loss	HFT	–195			–195	–195
At amortized cost	AC	–5,984	–5,735			–5,912	–249
Outside scope of IAS 39
Financial instruments related to employee benefit plans		84					84
Investment in associates		46					46
Derivatives with hedging relationship		27			27	27
Total financial instruments, net		964	738	149	28	589	49

Determination of Fair Value

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. Depending on the inputs used in and their significance for the valuation techniques, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 13.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Marketable available-for-sale debt and equity investments: The fair values of these securities are based on quoted market prices on June 30.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts, using the respective market interest rates appropriate to the remaining term of the forwards contracts. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options, as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based payments are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.

•

Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices on June 30, deducting a discount for the disposal restriction based on the premium for a respective put option.

•	Level 3: Unobservable inputs for the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income on June 30, 2013, to the three levels of the fair value hierarchy according to IFRS 13.

Classification of Financial Instruments

	June 30, 2013				December 31, 2012
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate Bonds	25	0	0	25	27	0	0	27
Government securities	3	0	0	3	0	0	0	0
Municipal bonds	15	0	0	15	2	0	0	2
Debt investments	43	0	0	43	29	0	0	29
Software industry	52	15	0	67	52	0	0	52
Equity investments	52	15	0	67	52	0	0	52
Available-for-sale financial assets	95	15	0	110	81	0	0	81
FX forward contracts	0	59	0	59	0	76	0	76
Call options for share-based payments	0	49	0	49	0	68	0	68
Derivative financial assets	0	108	0	108	0	144	0	144
Total	95	123	0	218	81	144	0	225
Financial liabilities
FX forward contracts	0	156	0	156	0	197	0	197
Derivative financial liabilities	0	156	0	156	0	197	0	197
Total	0	156	0	156	0	197	0	197

It is our policy to recognize transfers at the beginning of the respective quarter when the event or change in circumstances occurred that caused the transfer.

INTERIM REPORT JANUARY – JUNE 2013	45

(17) Segment and Geographic Information

General Information

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services, and our Cloud division of two operating segments: Cloud Applications and Ariba. All operating segments are reportable segments.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

•	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), distinct from software for delivery in the cloud)

•	Within the On-Premise division, the types of services offered

•	Within the Cloud division, the fields in which the cloud applications are used

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises), mobile software (that is, software designed for use on mobile devices), and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, from its cloud-based collaborative business network.

Professional services, and educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue.

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Information About Profit or Loss, Assets and Liabilities

Operating Segments Revenue and Profit or Loss

	On-Premise Division			Cloud Division			Total
€ millions	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
Q2 2013
Software	982	0	982	0	0	0	982
Cloud subscriptions and support	0	0	0	97	86	183	183
Software and cloud subscriptions	982	0	982	97	86	183	1,165
Support	2,172	0	2,172	3	8	11	2,182
Software and software-related service revenue	3,153	0	3,153	100	94	194	3,347
Professional services and other service revenue	0	705	705	18	21	39	744
Total revenue	3,153	705	3,858	118	115	233	4,091
Cost of revenue	–471	–549	–1,020	–46	–42	–88	–1,108
Gross profit	2,683	156	2,838	72	73	145	2,984
Cost of sales and marketing	–894	0	–894	–82	–39	–122	–1,015
Reportable segment profit/loss	1,789	156	1,945	–11	34	23	1,968

Q2 2012
Software	1,058	0	1,058	0	0	0	1,059
Cloud subscriptions and support	0	0	0	66	3	69	69
Software and cloud subscriptions	1,058	0	1,058	67	3	69	1,127
Support	2,012	0	2,012	2	0	3	2,014
Software and software-related service revenue	3,070	0	3,070	69	3	72	3,142
Professional services and other service revenue	0	754	754	18	2	20	774
Total revenue	3,070	754	3,824	87	5	92	3,916
Cost of revenue	–460	–592	–1,052	–41	–8	–49	–1,101
Gross profit	2,609	163	2,772	46	–3	43	2,815
Cost of sales and marketing	–854	0	–854	–61	–1	–62	–916
Reportable segment profit/loss	1,756	163	1,918	–14	–5	–19	1,900

1/1/-6/30/2013
Software	1,638	0	1,638	0	0	0	1,638
Cloud subscriptions and support	0	0	0	184	167	350	350
Software and cloud subscriptions	1,638	0	1,638	184	167	351	1,989
Support	4,271	0	4,271	9	15	24	4,295
Software and software-related service revenue	5,909	0	5,909	193	182	375	6,284
Professional services and other service revenue	0	1,360	1,360	40	42	82	1,443
Total revenue	5,909	1,360	7,270	233	224	457	7,727
Cost of revenue	–928	–1,088	–2,016	–88	–88	–176	–2,192
Gross profit	4,982	273	5,254	144	136	281	5,535
Cost of sales and marketing	–1,709	0	–1,709	–154	–76	–230	–1,939
Reportable segment profit/loss	3,273	273	3,545	–9	60	51	3,596

INTERIM REPORT JANUARY – JUNE 2013	47

1/1/-6/30/2012
Software	1,695	0	1,695	1	0	1	1,696
Cloud subscriptions and support	0	0	0	98	5	104	104
Software and cloud subscriptions	1,695	0	1,695	99	6	105	1,799
Support	3,964	0	3,964	3	1	4	3,968
Software and software-related service revenue	5,659	0	5,659	102	6	109	5,768
Professional services and other service revenue	0	1,474	1,474	28	3	31	1,505
Total revenue	5,659	1,474	7,133	130	9	140	7,273
Cost of revenue	–903	–1,174	–2,076	–69	–16	–85	–2,162
Gross profit	4,756	300	5,057	61	–7	55	5,111
Cost of sales and marketing	–1,594	0	–1,594	–95	–3	–98	–1,692
Reportable segment profit/loss	3,163	300	3,463	–33	–10	–44	3,419

Segment asset/liability information is not regularly provided to our CODM. Goodwill by operating segment is disclosed in our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (15).

For information about the measurement and presentation of the segment reporting, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (28).

48	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Reconciliation of Revenues and Segment Results

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
Total revenues for reportable segments	4,091	7,727	3,916	7,273
Adjustment recurring revenues	–29	–64	–18	–25
Adjustment recurring cloud subscriptions and support revenues	–24	–54	–17	–23
Adjustment recurring support revenues	–5	–10	–1	–2
Total revenue	4,062	7,663	3,898	7,248

Total profit for reportable segments	1,968	3,596	1,900	3,419
Adjustment recurring revenues	–29	–64	–18	–25
Research and development expense	–551	–1,086	–523	–1,023
General and administration expense	–208	–396	–206	–391
Other operating income/expense, net	9	5	3	1
Restructuring	–17	–31	–4	–4
Share-based payment expense	–39	–109	–98	–181
TomorrowNow litigation / Loss from discontinued operations	0	0	–2	5
Acquisition-related charges	–145	–283	–130	–250
Operating profit	988	1,634	921	1,551
Other non-operating income/expense, net	–2	–13	–45	–53
Finance income, net	–23	–37	–11	–26
Profit before tax	963	1,584	865	1,472

The research and development expense as well as the general and administration expense presented in the reconciliation differs from the corresponding expense in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

INTERIM REPORT JANUARY – JUNE 2013	49

Geographic Information

The tables below show the geographical breakdown of revenue according to specific criteria:

•

The management view is the geographic revenue breakdown that the SAP Executive Board, SAP’s chief operating decision-maker, uses primarily when reviewing revenue by sales destination. Under this view, the software revenue from a software contract is attributed to the country in which the contract was negotiated. Such reporting presumes that the software contract was negotiated in the country in which the customer is domiciled. The only circumstances in which this presumption is not applied is where there is objective evidence that all contract negotiations took place in a country other than the domicile of the legal entity contracting on the customer’s behalf. Software revenue from a given software contract is always attributed to a single geographical region; in other words, the software revenue it is not split between geographical regions. Because cloud subscriptions and support revenue is earned largely from contracts that were negotiated in various periods in the past, it is allocated without exception to the country in which the customer is domiciled.

•	In the presentation by customer location, all revenue is attributed to the country in which the customer is domiciled.

Revenue by Region

Software Revenue by Location Where Contracts Were Negotiated

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
EMEA	417	715	419	694
Americas	391	645	435	674
APJ	174	278	205	328
SAP Group	982	1,638	1,059	1,696

Software Revenue by Location of Negotiation and Cloud Subscription Revenue by Location of Customers

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
EMEA	441	766	437	722
Americas	518	875	465	721
APJ	181	294	209	333
SAP Group	1,141	1,935	1,110	1,777

Software Revenue by Location of Customers

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
EMEA	416	716	453	731
Americas	391	643	395	631
APJ	175	280	210	333
SAP Group	982	1,638	1,059	1,696

Cloud Subscriptions and Support Revenue by Location of Customers

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
EMEA	24	51	18	28
Americas	127	230	30	47
APJ	8	15	4	5
SAP Group	159	296	52	81

Software and Cloud Subscriptions Revenue by Location of Customers

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
EMEA	440	766	471	759
Americas	518	873	426	678
APJ	183	295	214	339
SAP Group	1,141	1,935	1,110	1,777

Software and Software-Related Service Revenue by Location of Customers

€ millions	Q2/2013	1/1/- 6/30/2013	Q2/2012	1/1/- 6/30/2012
Germany	455	854	436	807
Rest of EMEA	1,054	1,990	1,026	1,887
Total EMEA	1,509	2,844	1,462	2,694
United States	953	1,760	843	1,535
Rest of Americas	337	644	292	546
Total Americas	1,290	2,405	1,135	2,081
Japan	128	263	171	315
Rest of APJ	390	709	356	652
Total APJ	519	971	527	967
SAP Group	3,318	6,220	3,124	5,743

50	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Total Revenue by Location of Customers

€ millions	Q2/2013	1/1/– 6/30/2013	Q2/2012	1/1/– 6/30/2012
Germany	591	1,116	575	1,092
Rest of EMEA	1,254	2,385	1,233	2,291
EMEA	1,845	3,502	1,808	3,383
United States	1,185	2,209	1,085	1,998
Rest of Americas	419	796	382	715
Americas	1,604	3,005	1,468	2,714
Japan	145	296	195	360
Rest of APJ	467	860	427	791
APJ	612	1,156	622	1,151
SAP Group	4,062	7,663	3,898	7,248

(18) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see the SAP Integrated Report 2012, Notes to the Consolidated Financial Statements section, Note (30).

(19) Subsequent Events

No events have occurred after June 30, 2013, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

The Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the period ended June 30, 2013, for issuance on July 17, 2013.

INTERIM REPORT JANUARY – JUNE 2013	51

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the consolidated interim financial statements give, in compliance with the principles of proper accounting, a true and fair view of the assets, finances and operating results of the Group, and the interim Management Report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Walldorf, July 17, 2013

SAP AG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka

52	RESPONSIBILITY STATEMENT

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3
Cloud subscriptions and support	159	24	183	4	187	52	17	69	206	166	171
Software and cloud subscriptions	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7
Support	2,177	5	2,182	62	2,245	2,013	1	2,014	8	8	11
Software and software-related service revenue	3,318	29	3,347	107	3,454	3,124	18	3,142	6	7	10
Consulting	580	0	580	16	595	617	0	617	–6	–6	–3
Other services	165	0	165	4	169	157	0	157	5	5	7
Professional services and other service revenue	744	0	744	19	764	774	0	774	–4	–4	–1
Total revenue	4,062	29	4,091	127	4,218	3,898	18	3,916	4	4	8
Operating Expense Numbers
Cost of software and software-related services	–598	76	–522			–568	77	–491	5	6
Cost of professional services and other services	–609	23	–586			–644	34	–610	–5	–4
Total cost of revenue	–1,207	99	–1,108			–1,212	111	–1,101	0	1
Gross profit	2,855	129	2,984			2,686	129	2,815	6	6
Research and development	–567	17	–551			–568	45	–523	0	5
Sales and marketing	–1,059	44	–1,015			–972	56	–916	9	11
General and administration	–232	24	–208			–222	16	–206	5	1
Restructuring	–17	17	0			–4	4	0	<-100	N/A
TomorrowNow litigation	0	0	0			–2	2	0	<-100	N/A
Other operating income/expense, net	9	0	9			3	0	3	>100	>100
Total operating expenses	–3,074	201	–2,873	–54	–2,926	–2,977	234	–2,743	3	5	7
Profit Numbers
Operating profit	988	230	1,219	73	1,292	921	252	1,173	7	4	10
Other non-operating income/expense, net	–2	0	–2			–45	0	–45	–95	–95
Finance income	26	0	26			28	0	28	–6	–6
Finance costs	–49	0	–49			–39	0	–39	27	27
Financial income, net	–23	0	–23			–11	0	–11	<-100	<-100
Profit before tax	963	230	1,194			865	252	1,117	11	7
Income tax expense	–239	–81	–320			–204	–82	–286	17	12
Profit after tax	724	149	874			661	170	831	10	5
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	725	149	874			661	170	831	10	5
Key Ratios
Operating margin in %	24.3		29.8		30.6	23.6		30.0	0.7pp	–0.2pp	0.6pp
Effective tax rate in %	24.8		26.8			23.6		25.6	1.2pp	1.2pp
Earnings per share – basic (in €)*	0.61		0.73			0.55		0.70	11	4
Deferred cloud subscriptions and support revenue (June 30)	354	7	361			155	60	215	>100	68

INTERIM REPORT JANUARY – JUNE 2013	53

	for the six months ended June 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0
Cloud subscriptions and support	296	54	350	6	356	81	23	104	266	238	243
Software and cloud subscriptions	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14
Support	4,286	10	4,295	106	4,402	3,966	2	3,968	8	8	11
Software and software-related service revenue	6,220	64	6,284	163	6,448	5,743	25	5,768	8	9	12
Consulting	1,136	0	1,136	24	1,160	1,214	0	1,214	–6	–6	–4
Other services	306	0	306	6	313	291	0	291	5	5	7
Professional services and other service revenue	1,443	0	1,443	30	1,473	1,505	0	1,505	–4	–4	–2
Total revenue	7,663	64	7,727	194	7,921	7,248	25	7,273	6	6	9

Operating Expense Numbers
Cost of software and software-related services	–1,202	173	–1,028			–1,106	149	–957	9	7
Cost of professional services and other services	–1,215	51	–1,164			–1,268	64	–1,204	–4	–3
Total cost of revenue	–2,416	224	–2,192			–2,374	213	–2,161	2	1
Gross profit	5,246	288	5,535			4,874	238	5,112	8	8
Research and development	–1,124	38	–1,086			–1,091	68	–1,023	3	6
Sales and marketing	–2,034	96	–1,939			–1,802	110	–1,692	13	15
General and administration	–429	33	–396			–431	40	–391	–1	1
Restructuring	–31	31	0			–4	4	0	<-100	N/A
TomorrowNow litigation	0	0	0			5	–5	0	–92	N/A
Other operating income/expense, net	5	0	5			1	0	1	>100	>100
Total operating expenses	–6,029	422	–5,607	–94	–5,701	–5,696	430	–5,266	6	6	8
Profit Numbers
Operating profit	1,634	486	2,120	100	2,220	1,551	456	2,007	5	6	11
Other non-operating income/expense, net	–13	0	–13			–53	0	–53	–76	–76
Finance income	56	0	56			52	0	52	8	8
Finance costs	–93	0	–93			–78	1	–77	19	21
Financial income, net	–37	0	–37			–26	1	–25	41	48
Profit before tax	1,584	486	2,070			1,472	457	1,929	8	7
Income tax expense	–340	–167	–507			–368	–147	–515	–8	–2
Profit after tax	1,244	318	1,563			1,104	310	1,414	13	11
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	1,245	318	1,563			1,104	310	1,414	13	11

Key Ratios
Operating margin in %	21.3		27.4		28.0	21.4		27.6	–0.1pp	–0.2pp	0.4pp
Effective tax rate in %	21.5		24.5			25.0		26.7	–3.5pp	–2.2pp
Earnings per share – basic (in €)*	1.04		1.31			0.93		1.19	12	10
Deferred cloud subscriptions and support revenue (June 30)	354	7	361			155	60	215	>100	68

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

54	SUPPLEMENTARY FINANCIAL INFORMATION

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Details regarding the different views (based on location of contract negotiation respectively by customer location are described in the note “Segment and Geographic Information” of our Consolidated Financial Statements. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non- IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Revenues by Region –Management View

	for the three months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	417	0	417	7	424	419	0	419	–1	–1	1
Americas	391	0	391	21	412	435	0	435	–10	–10	–5
APJ	174	0	174	13	187	205	0	205	–15	–15	–9
Software revenue	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3
Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	441	0	441	7	448	437	0	437	1	1	3
Americas	518	24	542	24	566	465	17	482	11	13	18
APJ	181	0	181	14	195	209	0	209	–13	–13	–7
Software revenue by location of negotiation and cloud subscription revenue	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7

Revenues by Regions – Location of Customers

	for the three months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	416	0	416	7	423	453	0	453	–8	–8	–7
Americas	391	0	391	20	411	395	0	395	–1	–1	4
APJ	175	0	175	14	189	210	0	210	–17	–17	–10
Software revenue	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3
Cloud subscriptions and support revenue by region
EMEA	24	0	24	1	25	18	0	18	35	35	37
Americas	127	24	151	3	154	30	17	47	>100	>100	>100
APJ	8	0	8	0	8	4	0	4	97	97	103
Cloud subscriptions and support revenue	159	24	183	4	187	52	17	69	206	166	171
Software and cloud subscription revenue by region
EMEA	440	0	440	7	447	471	0	471	–6	–6	–5
Americas	518	24	542	23	565	426	16	442	22	22	28
APJ	183	0	183	14	197	214	0	214	–15	–15	–8
Software and cloud subscription revenue	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7

INTERIM REPORT JANUARY – JUNE 2013	55

Software and software-related service revenue by region
Germany	455	0	455	0	455	436	0	436	4	4	4
Rest of EMEA	1,054	0	1,054	19	1,073	1,026	0	1,026	3	3	5
Total EMEA	1,509	0	1,509	20	1,529	1,462	0	1,462	3	3	5
United States	953	29	982	26	1,008	843	18	861	13	14	17
Rest of Americas	337	0	337	18	355	292	0	292	16	16	22
Total Americas	1,290	29	1,319	43	1,362	1,135	18	1,153	14	14	18
Japan	128	0	128	34	162	171	0	171	–25	–25	–6
Rest of APJ	390	0	390	11	401	356	0	356	10	10	13
Total APJ	519	0	519	44	563	527	0	527	–2	–2	7
Software and software-related service revenue	3,318	29	3,347	107	3,454	3,124	18	3,142	6	7	10
Total revenue by region
Germany	591	0	591	0	591	575	0	575	3	3	3
Rest of EMEA	1,254	0	1,254	24	1,278	1,233	0	1,233	2	2	4
Total EMEA	1,845	0	1,845	24	1,869	1,808	0	1,808	2	2	3
United States	1,185	29	1,214	30	1,244	1,085	18	1,103	9	10	13
Rest of Americas	419	0	420	21	441	382	0	382	10	10	15
Total Americas	1,604	29	1,634	51	1,685	1,468	18	1,486	9	10	13
Japan	145	0	145	38	183	195	0	195	–25	–25	–6
Rest of APJ	467	0	467	14	481	427	0	427	9	9	13
Total APJ	612	0	612	52	664	622	0	622	–2	–2	7
Total revenue	4,062	29	4,091	127	4,218	3,898	18	3,916	4	4	8

56	SUPPLEMENTARY FINANCIAL INFORMATION

Revenues by Region – Management View

	for the six months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	715	0	715	11	726	694	0	694	3	3	4
Americas	645	0	645	24	669	674	0	674	–4	–4	–1
APJ	278	0	278	17	295	328	0	328	–15	–15	–10
Software revenue	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0
Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	766	0	766	11	777	722	0	722	6	6	8
Americas	875	55	930	28	958	721	23	744	21	25	29
APJ	294	0	294	17	311	333	0	333	–12	–12	–7
Software revenue by location of negotiation and cloud subscription revenue	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14

Revenues by Regions – Location of Customers

	for the six months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	716	0	716	11	727	731	0	731	–2	–2	–1
Americas	643	0	643	23	666	631	0	631	2	2	6
APJ	280	0	280	17	297	333	0	333	–16	–16	–11
Software revenue	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0
Cloud subscriptions and support revenue by region
EMEA	51	0	51	0	51	28	0	28	81	80	83
Americas	230	54	284	5	289	47	23	70	>100	>100	>100
APJ	15	0	15	1	16	5	0	5	>100	>100	>100
Cloud subscriptions and support revenue	296	54	350	6	356	81	23	104	266	238	243
Software and cloud subscription revenue by region
EMEA	766	0	766	12	778	759	0	759	1	1	2
Americas	873	54	927	28	955	678	23	701	29	32	36
APJ	295	0	295	18	313	339	0	339	–13	–13	–8
Software and cloud subscription revenue	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14

INTERIM REPORT JANUARY – JUNE 2013	57

Software and software-related service revenue by region
Germany	854	0	854	0	854	807	0	807	6	6	6
Rest of EMEA	1,990	0	1,990	33	2,023	1,887	1	1,888	5	5	7
Total EMEA	2,844	0	2,844	33	2,877	2,694	1	2,695	6	6	7
United States	1,760	63	1,824	30	1,854	1,535	24	1,559	15	17	19
Rest of Americas	644	0	645	32	677	546	0	546	18	18	24
Total Americas	2,405	64	2,469	62	2,531	2,081	24	2,105	16	17	20
Japan	263	0	263	55	318	315	0	315	–17	–17	1
Rest of APJ	709	0	709	12	721	652	0	652	9	9	11
Total APJ	971	0	971	68	1,039	967	0	967	0	0	7
Software and software-related service revenue	6,220	64	6,284	163	6,448	5,743	25	5,768	8	9	12
Total revenue by region
Germany	1,116	0	1,116	0	1,116	1,092	0	1,092	2	2	2
Rest of EMEA	2,385	0	2,385	40	2,425	2,291	1	2,292	4	4	6
Total EMEA	3,502	0	3,502	39	3,541	3,383	1	3,384	4	3	5
United States	2,209	63	2,272	36	2,308	1,998	24	2,022	11	12	14
Rest of Americas	796	0	797	39	836	715	0	715	11	11	17
Total Americas	3,005	64	3,069	75	3,144	2,714	24	2,738	11	12	15
Japan	296	0	296	63	359	360	0	360	–18	–18	0
Rest of APJ	860	0	860	16	876	791	0	791	9	9	11
Total APJ	1,156	0	1,156	79	1,235	1,151	0	1,151	0	0	7
Total revenue	7,663	64	7,727	194	7,921	7,248	25	7,273	6	6	9

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

58	SUPPLEMENTARY FINANCIAL INFORMATION

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2012	Q2/2012	Q3/2012	Q4/2012	TY 2012	Q1/2013	Q2/2013
Software (IFRS)	637	1,059	1,026	1,937	4,658	657	982
Revenue adjustment*	0	0	0	0	0	0	0
Software (non-IFRS)	637	1,059	1,026	1,937	4,658	657	982
Cloud subscriptions and support (IFRS)	29	52	63	126	270	137	159
Revenue adjustment*	6	17	17	33	73	30	24
Cloud subscriptions and support (non-IFRS)	35	69	80	159	343	167	183
Support (IFRS)	1,953	2,013	2,105	2,166	8,237	2,109	2,177
Revenue adjustment*	1	1	1	5	9	4	5
Support (non-IFRS)	1,954	2,014	2,106	2,171	8,246	2,113	2,182
Software and software-related service revenue (IFRS)	2,619	3,124	3,194	4,228	13,165	2,903	3,318
Revenue adjustment*	7	18	18	38	81	35	29
Software and software-related service revenue (non-IFRS)	2,626	3,142	3,212	4,266	13,246	2,937	3,347

Total revenue (IFRS)	3,350	3,898	3,952	5,023	16,223	3,601	4,062
Revenue adjustment*	7	18	18	38	81	35	29
Total revenue (non-IFRS)	3,357	3,916	3,970	5,062	16,304	3,636	4,091

Operating profit (IFRS)	631	921	921	1,592	4,065	646	988
Revenue adjustment*	7	18	18	38	81	35	29
Expense adjustment*	196	234	300	338	1,067	221	201
Operating profit (non-IFRS)	834	1,173	1,239	1,969	5,214	901	1,219

Operating margin (IFRS) in %	18.8	23.6	23.3	31.7	25.1	17.9	24.3
Operating margin (non-IFRS) in %	24.8	30.0	31.2	38.9	32.0	24.8	29.8

Effective tax rate (IFRS) in %	26.9	23.6	24.8	28.0	26.2	16.3	24.8
Effective tax rate (non-IFRS) in %	28.1	25.6	26.7	28.7	27.5	21.4	26.8

Earnings per share – basic (IFRS) in €	0.37	0.55	0.52	0.92	2.37	0.44	0.61
Earnings per share – basic (non- IFRS) in €	0.49	0.70	0.70	1.14	3.03	0.58	0.73

Net cash flows from operating activities	2,071	329	657	765	3,822	2,162	320
Purchases of intangible assets, and property, plant and equipment	–113	–162	–95	–171	–541	–113	–152
Free cash flow	1,958	167	562	594	3,281	2,049	168

Deferred cloud subscriptions and support revenue (quarter end) (IFRS)	120	155	169	317	317	344	354
Revenue adjustment*	72	60	44	40	40	33	7
Deferred cloud subscriptions and support revenue (quarter end) (non-IFRS)	193	215	213	358	358	377	361

Days` sales outstanding (DSO) in days**	60	61	60	59	59	61	62
Headcount***	59,420	60,972	61,344	64,422	64,422	64,598	64,937
Employee retention in % (rolling 12 months)	93	94	94	94	94	94	94
Women in management in % (quarter end)	18.7	19.0	19.3	19.4	19.4	19.9	19.8
Greenhouse gas emissions in kilotons	130	120	115	120	485	140	135

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

INTERIM REPORT JANUARY – JUNE 2013	59

ADDITIONAL INFORMATION

Financial Calendar

July 18, 2013

Second-quarter earnings release, telephone conference

October 21, 2013

Third-quarter earnings release, telephone conference

January 21, 2014

Fourth-quarter and full-year 2013 preliminary earnings release, telephone conference

Investor Services

For more information, see our Q2 2013 Earnings Release, our Q2 2013 Investor Presentation, and a replay of our Q2 2013 Conference Call, all of which are available at http://www.sap.com/corporate-en/investors/events/calendar.epx.

SAP offers additional services and resources on our investor relations Website, www.sap.com/investor, to help investors learn more about SAP stock including, for example, our e-mail newsletter, text message services, and Twitter messages.

The SAP Integrated Report is available online only at www.sapintegratedreport.com in both English and German.

The following publications are available in English at www.sap.com/investor (follow the link to Financial Reports and then to the period you are interested in), or in German at www.sap.de/investor, as indicated below:

•	SAP Group Annual Report (IFRS, in English and German, printed)

•	Annual Report on Form 20-F (IFRS, only in English, printed)

•	SAP AG Statutory Financial Statements and Review of Operations (HGB, only in German, printed)

•	Quarterly Reports (in English and German, printed)

•	SAP INVESTOR, SAP’s quarterly shareholder magazine (online at www.sap-investor.com, in English and German (printed))

You can also read SAP’s annual and quarterly reports on an iPad by using the free app which is now available in the App Store.

If you would like to order a printed copy of the Annual Report or subscribe to our SAP INVESTOR shareholder magazine, you can do so on our Website or by sending an e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:

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Tel. +49 6227 7-67336

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Americas

Tel. +1 877 727 7862

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Information About Content:

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Imprint

Overall Responsibility:

SAP AG

Corporate Financial Reporting

Published on July 18, 2013

Copyright Usage in Collateral

© 2013 SAP AG or an SAP affiliate company. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

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60	ADDITIONAL INFORMATION

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Please see www.sap.com/corporate-en/legal/copyright/ for additional trademark information and notices.

INTERIM REPORT JANUARY – JUNE 2013	61

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

www.sap.com

www.sap.com/investor